                                        3
                                 interim report



                       10 Toronto Street, Toronto, Canada



                       9 MONTHS ENDED SEPTEMBER 30, 2003



                                 HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

NINE MONTHS ENDED SEPTEMBER 30                                                   2003            2002
                                                                             -----------      -----------
                                                                                               (restated)

                                                                                  (millions of dollars)
     Total sales revenue .................................................   $   1,144.9      $   1,211.1
                                                                             -----------      -----------

     Net earnings (loss) .................................................   $      17.0      $     (32.3)
                                                                             -----------      -----------
                                                                                      (dollars)


     Net earnings (loss) per retractable common share ....................   $      0.49      $     (0.93)
                                                                             -----------      -----------

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "International", Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P.".

References to "dollars" and "$" are to Canadian dollars, "US$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"Operating income" means sales revenue less cost of sales and expenses and depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, accompanying notes and other financial information included in the Annual Consolidated Financial Statements for the years ended December 31, 2002 and 2001.

All statements included or incorporated by reference in this Interim Report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning future revenues, operating expenses, capital requirements, growth rates, cash flows, operational performance, sources and uses of funds and acquisitions and dispositions, uncertainties relating to the Strategic Process of International, the continuing investigation of the special committee of International and certain transactions with related parties, accounting estimates, assumptions and judgments, the competitive nature of and anticipated growth in markets, the need for additional capital, changes in the competitive climate in which the Company and its subsidiaries operate, the emergence of future opportunities and other factors. These forward-looking statements are based on current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by the Company. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date of this Report and are based upon the information available to the Company at this time. Such information is subject to change and the Company will not necessarily inform the public of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

OUTLOOK

THE COMPANY

Hollinger Inc. ("the Company") is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in International. As at September 30, 2003, Hollinger Inc. owned directly and indirectly 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International which represented 30.3% of the equity and 72.7% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant obligations of the Company as of September 30, 2003 included 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes") and Series II and Series III preference shares, which are retractable at the option of the holder. 504468 NB Inc. ("NBI"), a wholly owned subsidiary of the Company, has subordinated debt due to International. On a non-consolidated basis, Hollinger Inc.'s income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes and dividends paid on its Series II and Series III preference shares.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends paid on its preference shares. Such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI"), a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), Hollinger Inc.'s ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the issue by the Company of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI has agreed to make annual support payments, in cash, to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will generally be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, or (b) US$14.0 million per year, subject to certain adjustments. The Company has received $17.3 million (US$12.6 million) pursuant to the support agreement in respect of the period March 10 to September 30, 2003. Of this amount RMI advanced funds to RCL and in turn, RCL has made payments to the Company in the amount of $16.4 million, thereby repaying in full the amount that RCL had been advanced by the Company from the proceeds of the Company's issue of Senior Secured Notes. The balance of $0.9 million (US$0.7 million) was contributed by RMI to the capital of the Company.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. In November 2003, RMI received notice of termination of the services agreements with International and its subsidiaries effective June 1, 2004. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003 by the audit committee of International. International has notified RMI that beginning January 1, 2004 the fee for the period January 1, 2004 to June 1, 2004 will be reduced primarily to reflect the personnel changes described more fully in note 17 b) to the Company's Interim Consolidated Financial Statements. However, the quantum of the fees and the timing of any revision will be subject to negotiation and cannot be exactly quantified at this time. As described more fully in note 14 to the Company's Interim Consolidated Financial Statements, a shareholder of International has requested that the Board of Directors of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to the management services agreements with RMI.

The reduction in fees during the period January 1, 2004 to June 1, 2004 and the termination by International of the services agreement effective June 1, 2004 adversely impacts the ability of RMI to make its required support payment to the Company which, in turn, adversely impacts the Company's liquidity position. The results of International's special committee investigation may lead to action that could further adversely impact those matters. Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually or US$3.5 million per quarter and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will be between US$20.0 and US$22.0 million for the twelve months ending September 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.3 million which have yet to be considered by the Board of Directors and which will depend on the Company having the ability under corporate law to pay such dividends. If the Company does not receive support payments of at least between US$14.7 million and US$16.7 million for the twelve months ending September 30, 2004 or approximately US$4.0 million per quarter, based on the above assumptions, then it will be required to dispose of assets or seek financing as described below in order to meet its non-consolidated obligations as they fall due.

Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, net of dividends on the Company's Series II preference shares, the Company would be in default under its Senior Secured Notes. Interest on the Senior Secured Notes in the amount of approximately US$7.4 million, in respect of the period September 1, 2003 to February 28, 2004 is due and payable on March 1, 2004. If such interest is not paid and remains unpaid for 30 days, the Company would be in default under its Senior Secured Notes. If the Company is in default under its Senior Secured Notes, they could become due and payable immediately. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's

Class B common stock owned by the Company and NBI which had an approximate market value on November 3, 2003 of US$340.0 million based on the market price of US$13.67 per share.

As described more fully in note 17 b) to the Company's Interim Consolidated Financial Statements, International has announced a comprehensive restructuring proposal which includes retaining Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of International, a possible combination of International with the Company or a sale of one or more properties of International. Unless the process undertaken by International yields sufficient dividends or other distributions or the Company completes a financing or sale of those of its assets which are not pledged for its Senior Secured Notes, the Company may not be able to meet its obligations as they come due, including its obligations under its Senior Secured Notes. There can be no certainty as to whether or when any of the above alternatives will be completed or whether the Company will have sufficient funds on hand to pay US$7.4 million of interest on the Senior Secured Notes on March 1, 2004.

As described in note 14 to the Company's Interim Consolidated Financial Statements, the Company has received US$16.55 million in 1999 and 2000 for non-competition payments in respect of certain US community newspaper properties sold by International. International has stated that these amounts were not authorized or approved by either the audit committee or the full board of directors of International. Lord Black has agreed with International that he would seek repayment in full by the Company, with interest, no later than June 1, 2004. In the event that the Company is required to repay all or a portion of these payments, this could have a material adverse impact on the Company's liquidity, and, depending on how any such repayments are structured, could result in an event of default on the Company's Senior Secured Notes.

In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. The Company has currently suspended completion of tendered retractions and there is uncertainty regarding the Company's ability to complete future retractions of preference shares and retractable common shares and the payment of future preference share dividends. These matters are more fully discussed under "Liquidity and Capital Resources".

RECENT DEVELOPMENTS - THE COMPANY

The Company's audit committee, having been apprised of the non-compete payments received by the Company referred to above, and US$15.6 million paid to executives, with the assistance of management commenced an investigation into these payments and assisted and co-operated with International's special committee and audit committee in investigating the circumstances surrounding these payments. The audit committee recently submitted its report to the Company's Board of Directors (the "Board"). While there was agreement by Board members on a number of recommendations made in the report, the Board was not prepared to accept the audit committee's recommendations to make certain management and Board changes. A resolution approving the recommendations of the audit committee was defeated by a vote of the Directors with the members of the audit committee voting in favour of all of the recommendations made in its report. Immediately following the defeat of the resolution, the members of the audit committee resigned.

Subsequently, the Board has adopted many of the recommendations of the former audit committee, as well as other initiatives, to address the matters related to the non-compete payments. The Board has resolved to engage an independent accounting firm to complete an intensive review of the Company's accounts. In addition the Board has resolved to engage independent counsel to conduct a review of the circumstances related to the non-compete payments made to the Company and to assess the Company's liability to International in respect thereof.

As a result of the resignations, the Company at present does not have an audit committee composed of a majority of directors who are not officers or employees of the Company or its affiliates, as required under corporate law. The Company will endeavour to bring itself into compliance with that requirement as quickly as possible.

The Company's independent external auditors KPMG LLP ("KPMG") have advised the Company that due to the status of the ongoing internal review and investigation by the special committee of International, it is currently unable to complete its review of the Company's unaudited Interim Consolidated Financial Statements as required by the Company's audit committee charter. When the internal reviews and International's special committee review and investigation are complete, the Company intends to amend the unaudited Interim Consolidated Financial Statements and to make such further amendments as may be necessary to reflect the findings of the internal reviews and of International's special committee. The Company and International cannot, however, predict the timing or the substance of the special committee's findings and their consequent impact on the unaudited Interim Consolidated Financial Statements. The interim findings of International's special committee review and investigation of specific payments, discussed in note 14 to the Company's unaudited Interim Consolidated Financial Statements, which review and investigation was joined by International's and the Company's audit committees, have not been reflected in these financial statements pending the completion of the investigations, the Company's determination as to the requirement for repayment of the payments made and the arrangements for any such repayment.

As noted below in "Hollinger International Inc. - Recent Developments", International was unable to make certifications required by the U.S. Securities and Exchange Commission (the "SEC"). International's chief financial officer evaluated the disclosure controls and procedures in place throughout the duration of the third quarter and concluded that they were ineffective in providing reasonable assurance that material information requiring disclosure was brought to his attention on a timely basis. The ineffectiveness was highlighted by the transactions identified by the special committee of International relating to the authorization and disclosure of certain transactions and related party transactions.

Factors leading to the failure to identify, prevent or fully disclose the transactions referred to include: a corporate structure under which a number of individuals are executives of both International and the Company; the lack of a clear policy for the identification and reporting of transactions with, or indirectly involving, related parties; and, the absence of a policy that all agreements in which both a related party and the Company have an interest, direct or indirect, be negotiated and executed by signing officers who do not have a significant interest in both the related party and the Company. These factors all reflect a significant weakness in disclosure controls and procedures. International is implementing policies to ensure that the above weaknesses in disclosure and control procedures are corrected. The Company intends to evaluate the procedures implemented by International and to implement comparable procedures as appropriate for the Company.

HOLLINGER INTERNATIONAL INC. - RECENT DEVELOPMENTS

On June 17, 2003, the Board of Directors of International established a special committee, composed entirely of independent directors, to investigate certain allegations regarding related party transactions, including those transactions described in the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by Tweedy, Browne Company LLC on May 19, 2003, as amended on June 11, 2003.

The special committee has recently focused on payments characterized as "non-competition payments" made to certain executives of International and to the Company. See note 14 to the Company's unaudited Interim Consolidated Financial Statements for more detail regarding the special committee's findings.

KPMG has advised International that due to the status of the ongoing internal review and investigation by International's special committee, it is currently unable to complete its review under SAS 100 of International's Condensed Consolidated Financial Statements included in International's Form 10-Q. The interim financial statements contained in a Form 10-Q are required to be reviewed under SAS 100 by an independent public accountant pursuant to Rule 10-01(d) of the SEC's Regulation S-X. When the special committee's review and investigation is complete, International intends to amend its Form 10-Q and to make such further amendments as may be necessary to reflect the findings of the special committee. International cannot, however, predict the timing or the substance of the special committee's findings and its consequent impact on International's Condensed Consolidated Financial Statements included in its Form 10-Q or when the SAS 100 review will be completed. The interim findings of the special committee's review and investigation of specific payments discussed in note 14 to the Company's unaudited Interim Consolidated Financial Statements, which review and investigation was joined by International's Audit Committee, have not been reflected in either the Company's or International's financial statements pending the completion of the investigation and the completion of arrangements for the recovery of the payments made.

At approximately 5:00 p.m. Eastern time on November 19, 2003, Lord Black of Crossharbour ("Lord Black") informed the Board of International that, on advice of counsel, he was retiring as Chief Executive Officer effective immediately, rather than the previously announced date of November 21, 2003. Following his resignation, Lord Black could not sign the certifications required to be signed by the Chief Executive Officer of International to be included in International's Form 10-Q. Accordingly, International was not able to obtain the necessary certification based on the Chief Executive Officer's review of the Form 10-Q in time to file its Form 10-Q in a timely fashion. Because Gordon A. Paris, who was recently appointed Interim Chief Executive Officer of International effective upon Lord Black's retirement, had not had time to conduct the reviews that are the basis for the required certifications, International's Form 10-Q did not contain the required certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or the required certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which requires a certification that the disclosure controls and procedures of International have been designed by or under the supervision of and evaluated by both the Chief Executive Officer and the Chief Financial Officer of International. When such review and evaluation by the Chief Executive Officer is complete and the Chief Executive Officer is able to make the certifications, International intends to amend its Form 10-Q to include such certifications and the required certifications of the Chief Financial Officer and make such further amendments as may be necessary to reflect the findings of the special committee.

The staff of the SEC will take the position that International's Form 10-Q is deficient because the required review by the independent public accountants has not been completed and also because the required certifications of the Chief Executive Officer and the Chief Financial Officer are not included, and therefore International will not be current in its filings under the Securities Exchange Act of 1934. Filing of an amendment to International's report when the independent public accountants' review is complete and when such required certifications by the Chief Executive Officer and the Chief Financial Officer are made would eliminate certain consequences of the deficient filing, but International will remain ineligible to use Forms S-2 and S-3 to register securities until all required reports under the Securities Exchange Act of 1934 have been timely filed for the 12 months prior to the filing of the registration statement for those securities. In light of the absence of the required SAS 100 review and such required certifications, the Section 906 certification required of the Vice-President and Chief Financial Officer by 18 U.S.C. ss.1350 and included as Exhibit 32.1 to International's Form 10-Q has been qualified by reference to the absence of that review and such certifications.

International's special committee review and investigation are continuing. Direct costs of US$3.4 million ($4.7 million) incurred as a result of the investigation have been expensed through September 30, 2003. These direct costs are reflected as an unusual item in the Company's unaudited Interim Consolidated Statements of Operations. The costs expected to be incurred, both direct and indirect, as a result of the special committee's investigation and review primarily consist of legal fees and are expected to exceed US$8.0 million in the current year.

Based on the matters uncovered by the special committee to date there are inaccuracies in International's and the Company's previously issued Annual Audited Consolidated Financial Statements and unaudited

Interim Consolidated Financial Statements involving the amount, authorization and purpose of the US$32.15 million of payments characterized as non-compete payments made by International to related parties including the Company as discussed in note 14 to the Company's Interim Consolidated Financial Statements. Based on the recharacterization of such payments International currently estimates that its tax provision relating to such payments could be understated by approximately US$17.0 million. In addition, certain of these payments may not have been recognized in the proper periods. International believes that the aggregate impact of these payments is an understatement of its income taxes payable and an overstatement of its retained earnings of approximately US$17.0 million; however this estimate is subject to change by International based on further analysis. The effect of the increase in International's tax provision, net of minority interest, would result in an increase in the Company's consolidated deficit of approximately $7.0 million (US$5.0 million).

The Company is still determining the impact that any liability with respect to these payments, and the related tax adjustments, if any, would have on its Consolidated Financial Statements. Because of the status of the International special committee and the Company's investigation, additional matters may be raised and accordingly, at this time, the Company's Interim Consolidated Financial Statements do not reflect any adjustments for the impact of these matters. At this time, Annual Consolidated Financial Statements of International previously filed on Form 10-K and the Annual Consolidated Financial Statements of the Company have not been restated to reflect any adjustments in respect of these matters and should not be relied upon.

International has retained Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of International, a sale of one or more of its major properties or other possible transactions (the "Strategic Process").

In addition to commencing the Strategic Process, International also announced a series of management changes. Lord Black resigned on November 19, 2003 as Chief Executive Officer and will devote his time and attention primarily to pursuing the Strategic Process. Lord Black will remain as non-executive Chairman of the Company, and he will continue unchanged in his role as Chairman of The Telegraph Group, Ltd. (the "Telegraph"), a wholly-owned subsidiary of International.

International has also accepted the resignations with effect as of November 17, 2003 of Mr. Radler as President and Chief Operating Officer, and also as Publisher of the Chicago Sun-Times, and Mr. Mark Kipnis, as Vice President and Corporate Counsel. Mr. Radler and Mr. Atkinson resigned as members of the board of directors of International, although Mr. Atkinson remains an Executive Vice President of International and will continue in that capacity as well as assisting in the conduct of the Strategic Process. The executive committee of International terminated the employment of Mr. Boultbee, an Executive Vice President of International.

In recognition of the resignations of Lord Black and Mr. Radler, the board of International approved a series of management changes. These include:

o Gordon A. Paris has been elected Interim President and Chief Executive Officer of International. Mr. Paris is currently a director of International, and serves as Chairman of the special committee of the International board that was formed in June, 2003, to investigate certain allegations regarding related party transactions. Mr. Paris is a Managing Director of the New York-based investment banking firm of Berenson & Company, where he heads its media, telecommunications and restructuring practices. Mr. Paris will serve as International's CEO concurrently with remaining active in his current position with Berenson.

o Daniel W. Colson, currently Vice Chairman and a director of International and Deputy Chairman and CEO of the Telegraph Group, has been elected to the additional position of Chief Operating Officer of International. Mr. Colson will continue in his current responsibilities with the Telegraph Group along with assuming his new wider responsibilities for overall operations. Mr. Colson has been an officer of

     International for many years, and has managed International's activities in various parts of the world.

o The Hon. Raymond G. H. Seitz has been elected chairman of the executive committee of the board of directors of International. Ambassador Seitz was elected to the board of International in July, 2003, where he also serves on the special committee. He is the former U.S. Ambassador to the Court of St. James, and also is a former Chairman of Lehman Brothers (Europe). Mr. Seitz is a current or former director of numerous major corporations in the U.S., Europe and Asia.

o The Hon. James R. Thompson, The Hon. Richard Burt, and Mr. Graham W. Savage have been elected members of the executive committee of International. Governor Thompson and Ambassador Burt currently serve as Chairman and a member, respectively, of the audit committee of International. Mr. Savage was elected to the board of International in July, 2003, and also serves as a member of the special committee. Mr. Savage has also been elected to the audit committee. Lord Black will continue as a member of the executive committee along with Messrs. Seitz, Thompson, Burt and Savage.

In addition to the management changes described above, the Board of Directors of International and Lord Black have agreed on additional changes to the current structure of International in light of the Strategic Process and other developments. International has notified RMI, a subsidiary of RCL (collectively, "Ravelston"), both of which are controlled by Lord Black, that the management agreement pursuant to which RMI has historically provided management services to International will be terminated in accordance with its terms effective June 1, 2004.

In addition, under the terms of the management agreement with RMI, the management fee is to be renegotiated during each successive calendar year period. International has notified Ravelston that beginning January 1, 2004 the management fee for the remaining term of the agreement will be reduced to reflect the personnel changes described above and other factors. Ravelston currently provides International with certain financial, accounting and operational services through a staff of approximately 30 individuals. International expects to bring these services in-house or otherwise obtain them during the transition period prior to conclusion of the management agreement.

Lord Black has also agreed that during the pendency of the Strategic Process, in his capacity as the major stockholder of the Company, he will not support a transaction involving ownership interests in the Company if such a transaction would negatively affect International's ability to consummate a transaction resulting from the Strategic Process unless any such transaction involving the Company meets certain limited conditions, and after reasonable prior notice to International.

Under the restructuring approved by the Board of International, International expects to review the possible sale of the corporate aircraft owned by International. International expects to review alternatives for phasing out or eliminating a second aircraft currently leased by it. On November 19, 2003, the corporate aircraft were grounded pending the completion of this review.

CONSOLIDATED RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO 2002

NET EARNINGS (LOSS)

Net loss for the quarter ended September 30, 2003 amounted to a net loss of $15.7 million or a loss of $0.45 per retractable common share compared to a net loss of $12.6 million or a loss of $0.36 per retractable common share in 2002. Net earnings for the nine months ended September 30, 2003 amounted to $17.0 million or earnings of $0.49 per retractable common share compared to a net loss of $32.3 million or a loss of $0.93 per retractable common share in 2002. The results of both periods have been significantly impacted by foreign currency gains and losses and unusual items each of which is discussed below.

SALES REVENUE

Sales revenue in the third quarter of 2003 was $361.0 million compared with $398.3 million in 2002, a decrease of $37.3 million or 9.4%. In Canadian dollars, sales revenue at the Chicago Group decreased $18.1 million and at the U.K. Newspaper Group decreased $18.6 million. An increase in sales revenue at the Chicago Group, in local currency, quarter over quarter of approximately US$1.6 million or 1.4% was more than offset by the weakening of the U.S. dollar compared to the Canadian dollar. Sales revenue at the U.K. Newspaper Group, in local currency, decreased quarter over quarter by approximately (pound)0.8 million or 1.0% with the balance of the Canadian dollar sales decrease resulting from the weakening of the British pound compared to the Canadian dollar quarter over quarter.

Sales revenue for the nine months ended September 30, 2003 was $1,144.9 million compared with $1,211.1 million in 2002, a decrease of $66.2 million or 5.5%. In Canadian dollars, sales revenue at the Chicago Group decreased $39.5 million and at the U.K. Newspaper Group decreased $25.6 million. An increase in sales revenue at the Chicago Group, in local currency, year over year of approximately US$5.4 million or 1.6% was more than offset by the weakening of the U.S. dollar compared to the Canadian dollar. Sales revenue at the U.K. Newspaper Group, in local currency, decreased year over year by approximately (pound)9.1 million or 3.5%. This decrease in sales revenue was mainly the result of lower advertising revenue partly offset by increased circulation revenue.

COST OF SALES AND EXPENSES

Cost of sales and expenses in the third quarter of 2003 were $333.5 million compared with $362.5 million in 2002, a decrease of $29.0 million or 8.0%. In Canadian dollars, cost of sales and expenses at the Chicago Group decreased $13.1 million and at the U.K. Newspaper Group decreased $21.1 million. An increase in cost of sales and expenses at the Chicago Group, in local currency, quarter over quarter of US$2.8 million or 3.0% was more than offset by the weakening of the U.S. dollar compared to the Canadian dollar.

Cost of sales and expenses at the U.K. Newspaper Group, in local currency, decreased by approximately (pound)2.7 million or 3.6%. Cost of sales and expenses for the nine months ended September 30, 2003 were $1,034.4 million compared with $1,078.7 million in 2002, a decrease of $44.3 million or 4.1%. In Canadian dollars, cost of sales and expenses at the Chicago Group decreased $40.6 million and at the U.K. Newspaper Group decreased $10.7 million. The decrease at the Chicago Group resulted primarily from the impact of the weakening of the U.S. dollar compared to the Canadian dollar. Cost of sales and expenses at the U.K. Newspaper Group, in local currency, decreased (pound)2.7 million or 1.2%.

INVESTMENT AND OTHER INCOME

Investment and other income in the third quarter of 2003 amounted to $3.4 million compared with $7.0 million in 2002, a decrease of $3.6 million. In the nine months ended September 30, 2003, investment and other income amounted to $17.0 million compared with $22.7 million in 2002, a decrease of $5.7 million. The year to date decrease arises primarily as the Company ceased recognizing interest on amounts due from CanWest (see note 12 to the Company's Interim Consolidated Financial Statements) and reflects lower average cash deposits.

INTEREST EXPENSE

Interest expense in the third quarter of 2003 amounted to $33.2 million compared with $26.8 million in 2002, an increase of $6.4 million. In the nine months ended September 30, 2003, interest expense amounted to $79.1 million compared with $89.4 million in 2002, a decrease of $10.3 million. Interest expense in 2003 includes the mark-to-market gains and losses on the value of the US$250.0 million interest rate swaps. In the third quarter of 2003, the mark-to-market valuation of the swaps resulted in a loss of US$6.5 million. For the nine month period ended September 30, 2003, an overall gain on the swaps of

US$0.8 million was recognized. Excluding the impact of the mark-to-market valuation of the swaps, interest expense reflects lower average interest rates on long-term debt in the third quarter and the nine months ended September 30, 2003. The contractual rates of interest on long-term debt were reduced through the use of a fixed-to-floating interest rate swap on US$250.0 million of Hollinger International Publishing Inc.'s ("Publishing") 9% Senior Notes due 2010 ("Senior Notes") in part offset by a cross-currency floating-to-fixed interest rate swap on Publishing's Senior Secured Credit Facility.

The increase quarter over quarter and decrease year over year at International were further increased and partly offset, respectively, by increased interest expense at the Company in both the quarter and year to date as a result of both a higher average debt level than in 2002 and a higher fixed interest rate. In March 2003, the Company issued US$120.0 million of 11 7/8% Senior Secured Notes, the proceeds of which were used to repay bank indebtedness, to repay amounts due to RCL, to advance a subordinated loan to RCL and for general corporate purposes.

NET FOREIGN CURRENCY GAINS

Net foreign currency gains were $15.2 million in the third quarter of 2003 compared with losses of $11.7 million in 2002. Net foreign currency gains in the nine months ended September 30, 2003 were $142.2 million compared to losses of $16.6 million in 2002.

Net foreign currency gains in the nine months ended
September 30, 2003 included a net gain on International's Participation Trust obligation, losses on the marking to market of International's cross currency swaps and gains on the marking to market of the Company's U.S. dollar Senior Secured Note obligation and US dollar debt due to International. Net foreign currency losses in the nine months ended September 30, 2002, included a loss on the International Participation Trust obligation.

UNUSUAL ITEMS

Unusual items, net, in the third quarter of 2003 resulted in a loss of $8.6 million compared with a loss of $6.9 million in 2002. Unusual items in the third quarter of 2003 primarily included $4.7 million of costs associated with International's special committee process and $3.6 million of unrealized losses on the marking to market of the Company's Series II preference shares. In the third quarter of 2002 unusual items primarily included a $7.3 million write-off of investments.

Unusual items, net, in the nine months ended September 30, 2003, resulted in a loss of $45.8 million compared to a loss of $48.3 million in 2002. Unusual items in 2003 included the $58.7 million write-off of the premium and unamortized deferred finance costs related to the January 2003 retirement of Senior Subordinated Notes of Publishing and the September 2003 unscheduled repayment on International's Senior Credit Facility and $4.7 million of costs associated with International's special committee process, partly reduced by a $4.1 million gain on the sale and dilution of the Company's investment in International, a $4.8 million gain on the sale of investments and an $8.8 million net gain on the marking to market of the Series II preference shares. As at December 31, 2002, the Company had $12.0 million of cumulative deferred unrealized gains on the Series II preference shares which had previously been deferred as the shares were designated as a hedge of the Company's investment in shares of International Class A common stock and which the Company intended to deliver to complete future Series II preference share retractions. Due to the March 2003 sale of shares of International Class A common stock in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares are no longer a hedge and previously deferred gains along with gains or losses arising subsequently have been recognized in income. Unusual items in the nine months ended September 30, 2002 included the write-off of the premium and unamortized deferred finance costs related to the March 2002 retirement of Publishing's Senior Notes due 2005 in the amount of $56.3 million, a $9.6 million loss on the write-off of investments, and a $4.4 million loss on the substantial liquidation of investment in the Canadian Newspaper Group partly offset by a $19.3 million gain on the sale of part of and the dilution of the Company's investment in International.

INCOME TAX EXPENSE OR RECOVERY

In the third quarter of 2003, income tax expense was $5.3 million computed on a loss before income taxes and minority interest of $16.3 million. In the nine months ended September 30, 2003, income tax expense was $40.7 million computed on earnings before income taxes and minority interest of $80.7 million. The year-to-date tax provision is higher than expected due to non-deductibility of certain expenses and losses on the mark-to-market of derivatives and the impact of withholding taxes, offset in part by the utilization of tax losses, for which the related tax asset had a valuation allowance for its full amount and of non-taxable unrealized gains on the Series II preference shares. In the nine months ended September 30, 2002, the loss before income taxes and minority interest of $66.3 million was net of a non-taxable gain on the dilution of the Company's investment in International and the tax recovery of $12.4 million was net of an income tax expense related to an adjustment of intercompany balances.

MINORITY INTEREST

Minority interest for the third quarter of 2003 amounted to a recovery of $5.9 million compared with a recovery of $14.0 million in 2002. In the nine months ended September 30, 2003 minority interest expense amounted to $22.9 million compared with a recovery of $21.7 million in 2002. Minority interest primarily represents the minority share of the net earnings or loss of International and the net earnings of Hollinger L.P.. Minority interest recovery primarily results from the minority interest in International's net loss.

RESULTS OF OPERATIONS BY SEGMENT FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO 2002

CHICAGO GROUP

Sales revenue in the third quarter of 2003 was $154.7 million compared with $172.8 million in 2002, a decrease of $18.1 million or 10.5%. Sales revenue for the nine months ended September 30, 2003 was $476.6 million compared with $516.1 million in 2002, a decrease of $39.5 million or 7.7%. The decreases result entirely from a weaker U.S. dollar compared to the Canadian dollar on average in both the third quarter and year to date 2003 compared with 2002. In U.S. dollars, sales revenue was US$112.0 in the third quarter of 2003 compared with US$110.4 in 2002, an increase of US$1.6 million or 1.4%. In the nine months ended September 30, 2003, in U.S. dollars, sales revenue was US$334.0 million compared with US$328.6 million in 2002, an increase of US$5.4 million or 1.6%.

Advertising revenue in the third quarter of 2003 was US$87.4 million compared with US$85.6 million in 2002, an increase of US$1.8 million or 2.1%. In the nine months ended September 30, 2003, in U.S. dollars, advertising revenue was US$259.7 million compared with US$252.9 million in 2002, an increase of US$6.8 million or 2.7%. The third quarter increase, results from higher advertising revenue in each of retail of 3.6% and national advertising of 4.4%. On a year to date basis, retail advertising increased by 3.1% and national advertising increased by 6.4%.

Circulation revenue in the third quarter of 2003 was US$21.5 million compared with US$22.1 million in 2002, a decrease of US$0.6 million or 2.7%. In the nine months ended September 30, 2003, circulation revenue was US$65.3 million compared with US$67.8 million in 2002, a decrease of US$2.5 million or 3.7%. The decline in circulation revenue continues to be attributable to price discounting, particularly in the home delivery market. Although home delivery circulation has increased, single copy sales have declined compared with the prior year in large part as a consequence of free circulation papers offered by the Chicago Sun-Times and its primary competitor.

Cost of sales and expenses in the third quarter of 2003 were $133.0 million compared with $146.1 million in 2002, a decrease of $13.1 million or 9.0%. Cost of sales and expenses in the nine months ended September 30, 2003 were $401.3 million compared with $441.9 million in 2002, a decrease of $40.6 million or 9.2%. The decreases primarily result from a weaker U.S. dollar compared to the Canadian dollar on average in both the third quarter and year to date 2003 compared with 2002. In U.S. dollars, cost of sales and expenses in the third quarter of 2003 were US$96.2 million compared with US$93.4 million in 2002, an increase of US$2.8 million or 3.0% and in the nine months ended September 30, 2003 were US$280.6 million compared with US$281.3 million in 2002, a decrease of US$0.7 million or 0.2%.

Newsprint expense in the third quarter was US$17.8 million compared with US$15.9 million in 2002, an increase of US$1.9 million or 11.9%. Total newsprint consumption in the quarter increased approximately 6.7% compared with the third quarter of 2002, and the average cost per tonne of newsprint in the third quarter of 2003 was approximately 4.7% higher than in the third quarter of 2002. Newsprint expense in the nine months ended September 30, 2003 was US$47.4 million compared with US$48.2 million in 2002, a decrease of US$0.8 million or 1.7%. Reflected in newsprint costs on a year-to-date basis is a book to physical inventory adjustment and a favourable recovery against an inventory provision for unusable newsprint which reduced newsprint expense for the nine months ended September 30, 2003 by US$2.2 million.

Compensation costs in the third quarter 2003 were US$42.4 million compared with US$42.5 million in 2002, a decrease of US$0.1 million. In the nine months ended September 30, 2003 compensation costs were US$127.7 million compared with US$128.2 million in 2002, a decrease of US$0.5 million. Modest declines in wages and salaries were partially offset by increased employee benefit costs for both the three and nine months ended September 30, 2003.

Other operating costs in the third quarter 2003 were US$36.1 million compared with US$35.0 million in 2002, an increase of US$1.1 million. In the nine months ended September 30, 2003 other operating costs were US$105.6 million compared with US$104.9 million in 2002, an increase of US$0.7 million. Other operating costs increased in both the three and nine month periods ended September 30, 2003 compared to the corresponding period in 2002 due to an increase in the provision for doubtful accounts, increased costs from a system conversion and the launch of a free distribution newspaper during the fourth quarter of 2002.

Operating income in the third quarter of 2003 was $12.2 million compared with $16.9 million in 2002, a decrease of $4.7 million or 27.8%. Operating income in the nine months ended September 30, 2003 was $46.5 million compared with $45.0 million in 2002, an increase of $1.5 million or 3.3%. The quarter over quarter decrease results from a decrease, in local currency of operating results along with a weaker U.S. dollar compared to the Canadian dollar. The increased operating income year over year results from improvements in local currency operating income partly reduced by the weaker U.S. dollar compared to the Canadian dollar year over year.

U.K. NEWSPAPER GROUP

In the third quarter of 2003, sales revenue for the U.K. Newspaper Group was $177.1 million compared with $195.7 million in 2002, a decrease of $18.6 million or 9.5%. Sales revenue for the nine months ended September 30, 2003 was $574.4 million compared with $600.0 million in 2002, a decrease of $25.6 million or 4.3%. In pounds sterling, sales revenue was (pound)79.8 million in the third quarter of 2003 compared with (pound)80.6 million in 2002, a decrease of (pound)0.8 million or 1.0% and in the nine months ended September 30, 2003 sales revenue was (pound)249.5 million compared with (pound)258.6 million in 2002, a decrease of (pound)9.1 million or 3.5%. The sales revenue decreases in Canadian dollars, particularly in the third quarter, included the effect of the weaker pound sterling compared to the Canadian dollar in 2003 compared with 2002.

Advertising revenue, in local currency, was (pound)43.0 million in the third quarter of 2003 compared with (pound)46.5 million in 2002, a decrease of (pound)3.5 million or 7.5%. In the nine months ended September 30, 2003, advertising revenue, in local currency, was (pound)144.6 million compared with (pound)158.0 million in 2002, a decrease of (pound)13.4 million or 8.5%. Recruitment advertising revenue decreased by 19.0% and display advertising revenue decreased by 5.9% in the third quarter year over year due to the continuing advertising recession in the U.K., a reflection of the effect of the weak economy on employment, corporate financings and mergers and acquisitions.

Circulation revenue, in local currency, was (pound)27.1 million in the third quarter of 2003 compared with (pound)23.9 million in 2002, an increase of (pound)3.2 million or 13.4%. For the nine months ended September 30, 2003, circulation revenue in local currency, was (pound)78.0 million compared with (pound)69.0 million in 2002, an increase of (pound)9.0 million or 13.0%. Circulation revenues have increased as a consequence of increases in the prices of daily and Sunday papers. In September 2003, there were price increases for the daily paper ((pound)0.05 on Monday to Friday) and in May 2003 for the Sunday paper ((pound)0.20). In October 2003, there was a price increase for the Saturday paper ((pound)0.10) that has since come into effect. Circulation volume has declined during 2003 from that in the prior year period as a result of management's decision to reduce both bulk and foreign print sales and to reinvest the significant associated cost savings in developing and marketing the newspapers. In spite of the planned reductions in circulation, The Daily Telegraph had an average daily circulation of over 934,000 in September 2003.

Cost of sales and expenses in the third quarter 2003 were $158.5 million compared with $179.6 million in 2002, a decrease of $21.1 million or 11.7%. In the nine months ended September 30, 2003, costs of sales and expenses were $502.7 million compared with $513.4 million in 2002, a decrease of $10.7 million or 2.1%. In local currency, cost of sales and expenses in the third quarter of 2003 were (pound)71.3 million compared to (pound)74.0 million in 2002, a decrease of (pound)2.7 million or 3.6%. For the nine months ended September 30, 2003, cost of sales and expenses were (pound)218.2 million compared with (pound)221.0 million in 2002, a decrease of (pound)2.8 million or 1.3%.

Newsprint costs for the third quarter of 2003, in local currency, were (pound)11.2 million compared with (pound)13.2 million in 2002, a decrease of (pound)2.0 million or 15.2%. In the nine months ended September 30, 2003, newsprint costs, in local currency, were (pound)34.8 million compared with (pound)40.9 million in 2002, a decrease of (pound)6.1 million or 14.9%. The decrease results from a 7.7% reduction in consumption due to lower pagination as a result of lower advertising revenue and the reduction of bulk and foreign production, and a 7.9% reduction in the average price per tonne of newsprint.

Compensation costs for the third quarter of 2003, in local currency, were (pound)16.2 million compared with (pound)15.3 million in 2002, an increase of (pound)0.9 million or 5.9%. In the nine months ended September 30, 2003, compensation costs, in local currency, were (pound)48.6 million compared with (pound)46.2 million in 2002, an increase of (pound)2.4 million or 5.2%. Compensation costs have increased due to a combination of an annual salary increase and an overall headcount increase.

Other operating expenses, in local currency, were (pound)43.9 million compared with (pound)45.5 million in 2002, a decrease of (pound)1.6 million or 3.5%. In the nine months ended September 30, 2003, other operating costs in local currency, were (pound)134.8 million compared with (pound)133.9 million in 2002, an increase of (pound)0.9 million or 0.7%. The year over year increase in costs for the nine months ended September 30, 2003 relates primarily to an increase in marketing activities during the first quarter of 2003.

Operating income in the third quarter of 2003 was $9.8 million compared with $5.2 million in 2002, an increase of $4.6 million. Operating income in the nine months ended September 30, 2003, was $44.4 million compared with $55.2 million in 2002, a decrease of $10.8 million.

CANADIAN NEWSPAPER GROUP

Sales revenue in the third quarter of 2003 was $25.7 million compared with $25.1 million in 2002, an increase of $0.6 million or 2.4%. Sales revenue for the nine months ended September 30, 2003 was $82.7 million compared with $79.0 million in 2002, an increase of $3.7 million or 4.7%. The operating loss in the third quarter of 2003 was $2.3 million compared with an operating loss of $3.0 million in 2002, a reduction of $0.7 million. For the nine months ended September 30, 2003 the operating loss was $4.5 million compared with an operating loss of $4.2 million in 2002. The results for the Canadian Newspaper Group include pension and post-retirement obligation expense of $2.1 million and $5.9 million respectively for the three and nine months ended September 30, 2003. These expenses are in respect of employee benefit costs of retired former employees of Southam Inc. and Hollinger L.P. for which the obligations were retained when the majority of the Canadian operations were sold to CanWest Global Communications Corp. ("CanWest") in 2000.

COMMUNITY GROUP

Sales revenue and operating loss for the Community Group were $3.4 million and a loss of $1.8 million, respectively, in the third quarter of 2003 compared with $4.8 million and a loss of $2.2 million, respectively, in 2002. Sales revenue and operating loss for the nine months ended September 30, 2003 were $11.2 million and a loss of $5.6 million, respectively, compared with $15.9 million and a loss of $5.1 million, respectively, in 2002. The declines in revenue are primarily attributable to the loss of business under a contract for the printing of a commercial telephone directory.

CORPORATE GROUP

Operating loss in the third quarter of 2003 was $11.1 million compared with a loss of $4.1 million in 2002, an increase of $7.0 million. Operating loss in the nine months ended September 30, 2003, was $33.0 million compared with $25.5 million, an increase of $7.5 million. Increased Corporate Group costs included higher legal and professional fees.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States ("U.S.") and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, including interest and dividends on its preference shares. Such shortfalls are expected to continue in the future. Accordingly, the Company is dependent on the continuing financial support of RMI to fund such shortfalls and, therefore pay its liabilities as they fall due. Prior to March 10, 2003 such shortfalls were funded by RCL and RMI on an informal basis. On March 10, 2003, concurrent with the issue by the Company of US$120.0 million Senior Secured Notes, RMI entered into a support agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, or (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NBI and any excess in the net dividend amount that the Company and NBI receive from International over US$4.65 million per year), in either case reduced by any permanent repayment of debt owing by RCL to the Company. The Company has received $17.3 million (US$12.6 million) pursuant to the support agreement in respect of the period

March 10 to September 30, 2003. Of this amount RMI advanced funds to RCL and in turn, RCL has made payments to the Company in the amount of $16.4 million, thereby repaying in full the amount that RCL had been advanced by the Company from the proceeds of the Company's issue of Senior Secured Notes. The balance of $0.9 million (US$0.7 million) was contributed by RMI to the capital of the Company.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. In November 2003, RMI received notice of termination of the services agreements with International and its subsidiaries effective June 1, 2004. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003 by the audit committee of International. International has notified RMI that beginning January 1, 2004 the fees for the period January 1, 2004 to June 1, 2004 will be reduced primarily to reflect the personnel changes described more fully in note 17 b) to the Company's Interim Consolidated Financial Statements. However, the quantum of the fees and the timing of any revision will be subject to negotiation and cannot be exactly quantified at this time. As described more fully in note 14 to the Company's Interim Consolidated Financial Statements, a shareholder of International has requested that the Board of Directors of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to the management services agreements with RMI.

The reduction in fees during the period January 1, 2004 to June 1, 2004 and the termination by International of the services agreement effective June 1, 2004 adversely impacts the ability of RMI to make its required support payment to the Company which, in turn, adversely impacts the Company's liquidity position. The results of International's special committee investigation may lead to action that could further adversely impact these matters. Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually or US$3.5 million per quarter and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will be between US$20.0 million and US$22.0 million for the twelve months ending September 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.3 million which have yet to be considered by the Board of Directors and which will depend on the Company having the ability under corporate law to pay such dividends. If the Company does not receive support payments of at least between US$14.7 million and US$16.7 million for the twelve months ending September 30, 2004 or approximately US$4.0 million per quarter, based on the above assumptions, then it will be required to dispose of assets or seek financing as described below in order to meet its non-consolidated obligations as they fall due.

Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the company and NBI, net of dividends on the Company's Series II preference shares, the Company would be in default under its Senior Secured Notes. Interest on the Senior Secured Notes in the amount of approximately US$7.4 million, in respect of the period September 1, 2003 to February 28, 2004 is due and payable on March 1, 2004. If such interest is not paid and remains unpaid for 30 days, the Company would be in default under its Senior Secured Notes. If the Company is in default under its Senior Secured Notes, they could become due and payable immediately. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NBI, which had an approximate market value on November 3, 2003 of US$340.0 million based on the market price of US$13.67 per share.

As described more fully in note 17 b) to the Company's Interim Consolidated Financial Statements, International has announced a comprehensive restructuring proposal which includes retaining Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of International, a possible combination of International with the Company or a sale of one or more properties of International. Unless the process undertaken by International yields sufficient dividends or other distributions or the Company completes a financing or sale of those of its assets which are not pledged for its Senior Secured Notes, the Company may not be able to meet its obligations as they come due, including its obligations under its Senior Secured Notes. There can be no certainty as to whether or when any of the above alternatives will be completed or whether the Company will have sufficient funds on hand to pay US$7.4 million of interest on the Senior Secured Notes on March 1, 2004.

As described in note 14 to the Company's Interim Consolidated Financial Statements, the Company received US$16.55 million in 1999 and 2000 for non-competition payments in respect of certain US community newspaper properties sold by International. International has stated that these amounts were not authorized or approved by either the audit committee or the full Board of Directors of International. Lord Black has agreed with International that he would seek repayment in full by the Company, with interest, no later than June 1, 2004. In the event that the Company is required to repay all or a portion of these payments, this could have a material adverse impact on the Company's liquidity and, depending on how any such repayments are structured, could result in an event of default on the Company's Senior Secured Notes.

On March 10, 2003, the Company repaid $48.8 million due to RCL, made an advance of $16.4 million to RCL and repaid all borrowings under its revolving credit facility and operating line of credit with the proceeds of its issuance of Senior Secured Notes. The balance of the proceeds were used for general corporate purposes. Currently, the Company does not have a line of credit. The Trust Indenture governing the Senior Secured Notes places certain limitations on the Company's ability to incur additional indebtedness and the ability to retract the Series II and III preference shares and the retractable common shares.

In addition, on March 10, 2003, RCL and RMI entered into a contribution agreement with the Company. The contribution agreement is not pledged to the trustee for the Senior Secured Notes, and holders of the Senior Secured Notes are not entitled to any rights thereunder. The contribution agreement sets out the manner in which RMI will make support payments to the Company as described above. RCL has guaranteed RMI's obligations under the contribution agreement and its obligation to make support payments to the Company under the support agreement. RCL's guarantee will not enure to the benefit of, or be enforceable by, the trustee for the Senior Secured Notes or holders of the Senior Secured Notes. The Company has pledged the benefit of this guarantee as security for its obligations under the indebtedness of NBI due to International. The contribution agreement will terminate upon the repayment in full of the Senior Secured Notes, the termination of the support agreement, or if the Company ceases to be a public company.

RETRACTABLE SHARES

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. The Company has currently suspended completion of tendered retractions and there is continuing uncertainty regarding the Company's future ability to complete retractions and redemptions of preference shares and retractable common shares. Dividends on the preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to it by RMI. Under corporate law, the Company cannot redeem shares (either on a retraction or on the April 30, 2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Company and, in the case of shares submitted for retraction or in the case of the Series III Preference Shares to be redeemed on April 30, 2004, holders thereof remain as shareholders until such time as the retraction or redemption is able to be completed under applicable law. The Company's ability to make payments on future retractions and redemptions of shares or declare dividends on shares is highly uncertain given the matters previously described under "Outlook - The Company" which adversely impact the Company's liquidity position. Substantially all of the Company's shares of International common stock were provided as security for the Senior Secured Notes.

During the nine months ended September 30, 2003, the Company was able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 300,000 Series II preference shares for cash consideration of $1.6 million being the cash equivalent value of
0.46 of a share of Class A common stock of International for which each Series II preference share was exchangeable, at the time of retraction, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $0.1 million. This completed all retraction notices received up to and including April 30, 2003.

After careful deliberation, the Company has concluded that at the current time it is not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including November 3, 2003, the Company has received retraction notices from holders of 3,730,193 Series III preference shares of which retraction notices in respect of 2,254,729 Series III preference shares were subsequently withdrawn, leaving retraction notices from holders of 1,475,464 Series III preference shares for aggregate retraction proceeds of approximately $14.0 million which are unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 401,712 Series II preference shares of which retraction notices in respect of 7,958 Series II preference shares were subsequently withdrawn, leaving retraction notices from holders of 393,754 Series II preference shares for aggregate retraction proceeds of 181,127 shares of International Class A common stock or cash of approximately $3.3 million, which are unable to be completed at the current time. Also, during the same time period, retraction notices were received from the holders of 2,318 retractable common shares for aggregate retraction proceeds of approximately $8,000 which are unable to be completed at the current time.

Giving effect to the retractions completed as at November 3, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 34,972,479 retractable common shares.

The Company's Series III preference shares have a fixed redemption date on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares would be $92.7 million.

On April 21, 2003, the Company made an offer to exchange all of its Series III preference shares for newly issuable Series IV preference shares having comparable terms, except for a higher dividend rate (8% compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 compared to April 30, 2004). On June 9, 2003, the Company announced that it was permitting the exchange offer to expire because holders of at least 5,000,000 of the Series III preference shares had not accepted the offer.

The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in the order determined by their retraction dates (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retractions of Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in the order determined by their retraction dates. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

The retractable common shares of the Company have terms equivalent to regular common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company, as at November 3, 2003, directly and indirectly owned 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a then market value of approximately US$358.8 million. The Company's significant liabilities include US$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,736,955 shares of International Class A common stock with a market value as at November 3, 2003 of approximately US$23.7 million and Series III preference shares which are redeemable on April 30, 2004 for an aggregate of $92.7 million. In addition, NBI, a wholly owned subsidiary of the Company, has a debt due to International of US$21.3 million, including accrued interest, which is subordinated to the Senior Secured Notes.

The retraction price of the retractable common shares during 2002 and 2003 was as follows:


                                    Per Retractable
                                     Common Share
          January 10, 2002          $         7.50
          April 11, 2002            $         9.50
          July 9, 2002              $         7.50
          October 3, 2002           $         5.50
          January 7, 2003           $         5.50
          April 2, 2003             $         1.75
          July 12, 2003             $         3.75
          October 15, 2003          $         4.75


Since, at the current time, the Company is unable to complete retractions in respect of retraction notices received for Series II and Series III preference shares, the Company is unable to complete any retraction notices received in respect of retractable common shares until all preference share retraction notices, received by the Company and not withdrawn, are completed.

Currently there are 34,972,479 retractable common shares issued and outstanding, of which 27,363,170 are held by RCL and its affiliates.

LONG-TERM DEBT

Long-term debt, including the current portion, was $941.3 million at September 30, 2003 compared with $1,789.3 million at December 31, 2002.

Included in long-term debt at December 31, 2002 is $797.8 million in respect of Publishing's Senior Subordinated Notes due 2006 and 2007, which were retired in January 2003.

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds of this issue were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to RCL and to make certain subordinated advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NBI.

Under the terms of the Senior Secured Notes, the Company is subject to certain financial covenants and other restrictions. As part of the terms of the Senior Secured Notes, the Company is required to cause an exchange offer registration statement to be declared effective with the SEC under the United States Securities Act of 1933, as amended, 240 days after closing or November 4, 2003. At the current time, the registration of the securities is not being sought until such time as International's special committee and the Company have completed their investigations and the Company's previously issued Annual Consolidated Financial Statements have been restated to reflect adjustments, if any, resulting from the investigations. As a result of this registration default, the annual interest rate on the Senior Secured Notes will increase by 0.5% per year from November 4, 2003. The additional interest amounts to US$1,644 per day or US$49,000 per month for the first 90 days. The amount of additional interest will increase by an additional 0.5% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year over the 11 7/8% interest rate on the Senior Secured Notes. When the Company has cured this registration default, the interest rate on the Senior Secured Notes will revert immediately to the original level. At September 30, 2003, the Company was in compliance with all other covenants and other restrictions in respect of the Senior Secured Notes.

During the first nine months of 2003, International retired US$504.9 million principal amount of Senior Subordinated Notes, repaid approximately US$2.2 million of debt due under its Senior Credit Facility as scheduled, and reduced other debt by US$2.5 million. In addition, International made an unscheduled repayment of US$45.0 million on September 30, 2003. Under the terms of the Senior Credit Facility, Publishing is required to repay US$0.7 million of amounts advanced as term debt during the remainder of 2003. Interest rate and foreign currency swaps entered into to manage interest rate and currency risk associated with the borrowings under the Senior Credit Facility and Senior Notes were adjusted to reflect the unscheduled US$45.0 million repayment at a cost of approximately US$0.7 million. This amount was not paid in cash but was factored into the revised swap rates.

Under the terms of Publishing's Senior Credit Facility and Senior Notes, International is subject to certain restrictive covenants. These covenants include certain leverage ratios and restrictions on the use of funds in certain circumstances. If International were to be in violation of the restrictive covenants, the debts could become due and payable on demand. At September 30, 2003, International was in compliance with these covenants.

International intends to move its Chicago Group corporate offices to a facility in downtown Chicago. The existing land and building, which have housed the Chicago Sun-Times printing facilities and other corporate services, would either be sold or contributed to a joint venture formed for the purpose of developing the site and constructing a combined office and residential tower. The joint venture is currently undertaking pre-development marketing activities with a decision as to whether to proceed with the project required by June 30, 2004. In either case, sale or development, International may need to arrange interim financing for new premises pending the receipt of proceeds for its current premises.

AMOUNT DUE TO INTERNATIONAL FROM NBI

The amount due to International at December 31, 2002, including accrued interest, totalled US$45.8 million. On March 10, 2003 International repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of US$16.5 million and redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable

Convertible Preferred Stock of International at the fixed redemption price of $146.63 per share. Payments for the repurchase and redemption were offset against the debt due from NBI (totaling US$45.8 million as of December 31, 2002), resulting in net outstanding debt due to International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. This remaining debt was subordinated in right of payment to the 11 7/8% Senior Secured Notes due 2011 and the interest rate amended to 14.25% if paid in cash and 16.5% if paid in kind.

The debt due to International from NBI originated on July 11, 2000 and represented amounts loaned by International to NBI in connection with the cash purchase by the Company of Hollinger Canadian Publishing Holdings Inc. special shares. Following the receipt of an independent fairness opinion and a review of all aspects of the transaction relating to the changes in the debt arrangements with the Company and the subordination of this remaining debt by a committee of the Board of Directors of International, composed entirely of independent directors, the committee approved the new debt arrangements.

International and the Company previously reported that the committee of independent directors of International referred to above had agreed to a partial offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, a subsidiary of RCL, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee subsequently advised that final approval of any offset remained subject to appropriate due diligence and receipt of a further independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the partial repayment.

International is indebted to RMI as a consequence of the sale of NP Holdings Company ("NP Holdings") and its related tax losses to RMI on July 3, 2002. Prior to the sale, NP Holdings had no significant assets or liabilities except for its tax losses and an obligation contained in a letter agreement executed by the Company purporting to obligate International to pay CanWest $22.5 million in connection with the sale of International's remaining 50% interest in the National Post newspaper, which obligation had been treated as having been assumed by NP Holdings. To structure NP Holdings such that it had no material net assets or liabilities except for its tax losses upon its sale to RMI, immediately prior to the sale to RMI International contributed $22.5 million equity to NP Holdings and then borrowed that amount from NP Holdings by way of a demand promissory note. As that note was offset in amount by the CanWest obligation, NP Holdings had no net material assets or liabilities apart from its tax losses. Notwithstanding these transactions and absent consent from CanWest to the assumption of the obligation by any party other than International, International may have continuing exposure to CanWest in respect of the $22.5 million obligation plus interest and disputed closing adjustments arising on the sale by NP Holdings of its remaining 50% interest in The National Post during 2001. If additional amounts are determined to be owing by International, amounts due to a related party by International may be reduced by up to $22.5 million. International has requested RMI to pay additional amounts to International if RMI or its affiliates are able to use additional loss carry forwards of NP Holdings, but International does not have a contractual right to receive any such additional amount.

As a result of a misunderstanding that the partial offset had been completed on April 30, 2003, NBI did not pay interest on the full principal amount of the debt due to International and RCL did not make a payment of US$0.6 million due on June 30, 2003 into a cash collateral account securing the debt. Since that time NBI has continued to pay only a portion of the interest on the full principal amount and RCL has made no further payments into the cash collateral account. Unpaid interest at September 30, 2003 amounts to US$1.5 million and payment arrears to the cash collateral account total US$1.2 million. International is in discussions with NBI and RCL regarding these matters. NBI and RCL have advised International that as the terms of the initial offset were established in contemplation of the subsequent offset occurring, they wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.

CASH FLOWS

Cash flows used in operating activities for the three months ended September 30, 2003, were $21.2 million compared with cash flows provided by operating activities of $19.8 million in 2002. Excluding changes in working capital (other than cash), cash flows used in operating activities were $8.2 million in 2003 and cash flows provided by operating activities were $63.4 million in 2002.

Cash flows used in operating activities for the nine months ended September 30, 2003, were $54.0 million compared to cash flows provided by operating activities of $24.3 million in 2002. Excluding changes in working capital (other than cash), cash flows provided by operating activities were $7.0 million in 2003 and $66.6 million in 2002.

Working capital consists of current assets less current liabilities. At September 30, 2003, working capital excluding escrow deposits and restricted cash and the current portion of long-term debt obligations was a deficiency of $481.5 million compared to working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow and restricted cash at December 31, 2002, which was a deficiency of $604.4 million. The reduction in working capital deficiency is primarily due to the refinancing of the Company's bank indebtedness and the repayment of the amount due to RCL with the proceeds of the issue of the Senior Secured Notes. Current assets, excluding funds held in escrow, were $516.7 million at September 30, 2003 compared to $618.1 million at December 31, 2002. Current liabilities, excluding debt obligations, but including short-term bank indebtedness and retractable preference shares, were $998.2 million at September 30, 2003, compared with $1,222.5 million at December 31, 2002. Current liabilities, at September 30, 2003, include $121.7 million in respect of retractable preference shares. These retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder. Also included in current liabilities is approximately $476.1 million of income taxes that has primarily been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

Cash flows used in financing activities in the three months ended September 30, 2003, were $105.1 million compared with $13.0 million in 2002. In the third quarter of 2003, International repaid US$45.0 million of debt under its Senior Credit Facility in addition to the scheduled repayments.

Cash flows used in financing activities in the nine months ended September 30, 2003, were $31.3 million compared with $540.1 million in 2002. In 2003, International repaid $883.1 million of long-term debt from escrow deposits and restricted cash on hand at December 31, 2002, which was raised upon issuance of Publishing's Senior Notes and completion of Publishing's Senior Credit Facility. In addition to that repayment and other scheduled repayments, International repaid US$45.0 million of term debt borrowed under its Senior Credit Facility in the third quarter of 2003. In 2002, the Company repaid US$291.3 million of long-term debt primarily from available cash balances. Long-term debt repayments as disclosed in the unaudited interim consolidated statements of cash flows include both principal repayments and premiums paid on extinguishment of debt. The cash flows used in financing activities in 2002 also included cash dividends paid of $14.4 million and dividends and distributions to minority interest in International and Hollinger L.P. of $32.2 million.

Cash flows provided by investing activities in the three months ended September 30, 2003, were $4.8 million compared with cash flows used in investing activities of $10.2 million in 2002.

Cash flows provided by investing activities in the nine months ended September 30, 2003, were $13.9 million compared with $16.5 million in 2002. Cash flows provided by investing activities in 2003 included $44.0 million of proceeds on disposal of investments, which primarily represents the proceeds on redemption of part of International's investment in CanWest debentures. This was reduced by additions to investments of $13.5 million, that primarily represents additional CanWest debentures received in payment of interest, and $16.9 million of additions to fixed assets. The cash flows provided by investing activities in 2002 resulted primarily from the sale of two million Class A common shares of International in January 2002 and the sale of fixed assets offset by additions to fixed assets and investments.

FOREIGN EXCHANGE RATE RISK

In 2001, International sold Participations in $756.8 million principal amount of CanWest debentures to a special purpose trust ("Participation Trust"). In respect of these debentures, based on the original Canadian principal amount, International would eventually be required to deliver to the Participation Trust, debentures with a principal amount equivalent to US$490.5 million, which equates to a fixed rate of exchange of 0.6482 U.S. dollars to each Canadian dollar as well as additional debentures in respect of the paid-in-kind interest at the same fixed rate of exchange. During the second quarter of 2003, CanWest redeemed a total of $265.0 million principal amount of debentures and, of the total proceeds received US$159.8 million was paid to the Participation Trust. Upon receipt of the notice of redemption, International entered into a U.S. dollar forward purchase contract for the full amount of the Canadian dollar redemption proceeds to coincide with the date of receipt of the proceeds. At September 30, 2003, the obligation to the Participation Trust was US$461.5 million, and the corresponding CanWest debentures had a principal amount receivable of $712.0 million.

As the requirement to deliver debentures is a U.S. dollar obligation and the notes are denominated in Canadian dollars, International is exposed to fluctuations in the related exchange rate. A $0.05 change in the rate of exchange of U.S. dollars into Canadian dollars applied to the $712.0 million principal amount of CanWest debentures at September 30, 2003 would result in a $48.6 million (US$36.0 million) pre-tax loss or gain to International. International's management is continuously evaluating various options to reduce the exposure to foreign currency fluctuations with respect to the CanWest debentures at a reasonable cost. At the present time, International has not entered into any arrangements that would limit its exposure on the Participation Trust to foreign exchange fluctuation.

In March 2003, the Company issued US$120.0 million Senior Secured Notes. A $0.05 change in the Canadian dollar to U.S. dollar exchange rate applied to the US$120.0 million principal amount of Senior Secured Notes would result in $6.0 million foreign exchange gain or loss.

HOLLINGER INTERNATIONAL SHARE PRICE

The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability for accounting purposes of the Company and are recorded at their fair value, which will fluctuate with the market price of the International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains were designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares could no longer be considered a hedge. As a result, beginning in 2003 the Series II preference shares were marked to market for fluctuations in International's share price and foreign exchange rates and previously unrealized deferred gains as at December 31, 2002 in the amount of $12.0 million have been recognized in income in the first quarter of 2003. On September 30, 2003, the Series II preference shares were retractable into 1,736,955 shares of Class A common stock of International. Based on exchange rates as at September 30, 2003, each US$1.00 increase from the September 30, 2003 quoted market price of International's Class A common stock, would result in an unrealized pre-tax loss of $2.3 million which would be reflected as a charge against the Company's earnings.

CONSOLIDATED FINANCIAL POSITION

During the nine months ended September 30, 2003, 22,500 retractable common shares were retracted for cash consideration of $0.1 million. In addition, 300,000 Series II preference shares were retracted for cash consideration of $1.6 million being the cash equivalent value of 0.46 of a share of Class A common stock of International, for which each Series II preference share was exchangeable at the time of retraction. An additional 504,989 Series II preference shares were retracted in exchange for 232,293 shares of International Class A common stock. In addition, a total of 876,050 Series III preference shares were retracted for cash consideration of approximately $7.7 million.

As at September 30, 2003, the issued shares and outstanding options to purchase retractable common shares of the Company were as follows:


Preference shares              Retractable common shares              Options
3,775,990 Series II            34,972,479                             913,000
9,271,175 Series III


The retraction price of the outstanding retractable common shares of the Company as of October 15, 2003 was $4.75 per share.

DIVIDENDS

During the quarter ended September 30, 2003, the Company paid a stock dividend of 0.031915 per retractable common share (representing 15 cents based on the then current market price of $4.70) with an aggregate value of $5.1 million.

SCHEDULE OF SEGMENTED CONSOLIDATED RESULTS
(not audited)
--------------------------------------------------------------------------------

(in thousands of dollars)                                  U.K.     CANADIAN     CORPORATE
                             CHICAGO    COMMUNITY     NEWSPAPER    NEWSPAPER           AND  CONSOLIDATED
                               GROUP        GROUP         GROUP        GROUP         OTHER         TOTAL
                         -------------------------------------------------------------------------------
                                               THREE MONTHS ENDED SEPTEMBER 30, 2003
                         -------------------------------------------------------------------------------
Sales revenue ......     $   154,743  $     3,429   $   177,093  $    25,716   $         7   $   360,988
Cost of sales
  and expenses .....         132,980        4,646       158,526       27,384         9,994       333,530
                         -----------  -----------   -----------  -----------   -----------   -----------
Sales revenue
  less cost of sales
  and expenses .....          21,763       (1,217)       18,567       (1,668)       (9,987)       27,458
Depreciation and
  amortization .....           9,537          544         8,756          586         1,157        20,580
                         -----------  -----------   -----------  -----------   -----------   -----------
Operating
  income (loss) ....     $    12,226  $    (1,761)  $     9,811  $    (2,254)  $   (11,144)  $     6,878
                         ===========  ===========   ===========  ===========   ===========   ===========


                                             THREE MONTHS ENDED SEPTEMBER 30, 2002
                                                     (RESTATED - NOTE 3)
                         -------------------------------------------------------------------------------
Sales revenue ......     $   172,793  $     4,753   $   195,654  $    25,079   $        --   $   398,279
Cost of sales
  and expenses .....         146,081        6,161       179,587       27,651         3,039       362,519
                         -----------  -----------   -----------  -----------   -----------   -----------
Sales revenue
  less cost of sales
  and expenses .....          26,712       (1,408)       16,067       (2,572)       (3,039)       35,760
Depreciation and
  amortization .....           9,789          749        10,896          405         1,025        22,864
                         -----------  -----------   -----------  -----------   -----------   -----------
Operating
  income (loss) ....     $    16,923  $    (2,157)  $     5,171  $    (2,977)  $    (4,064)  $    12,896
                         ===========  ===========   ===========  ===========   ===========   ===========

SCHEDULE OF SEGMENTED CONSOLIDATED RESULTS
(not audited)
--------------------------------------------------------------------------------

(in thousands of dollars)                                    U.K.       CANADIAN       CORPORATE
                           CHICAGO      COMMUNITY       NEWSPAPER      NEWSPAPER             AND    CONSOLIDATED
                             GROUP          GROUP           GROUP          GROUP           OTHER           TOTAL
                       -----------------------------------------------------------------------------------------
                                                 NINE MONTHS ENDED SEPTEMBER 30, 2003
                       -----------------------------------------------------------------------------------------
Sales revenue ......   $   476,634    $    11,181     $   574,378    $    82,703     $        19     $ 1,144,915
Cost of sales
  and expenses .....       401,309         15,263         502,715         85,597          29,526       1,034,410
                       -----------    -----------     -----------    -----------     -----------     -----------
Sales revenue
  less cost of sales
  and expenses .....        75,325         (4,082)         71,663         (2,894)        (29,507)        110,505
Depreciation and
  amortization .....        28,841          1,474          27,279          1,598           3,471          62,663
                       -----------    -----------     -----------    -----------     -----------     -----------
Operating
  income (loss) ....   $    46,484    $    (5,556)    $    44,384    $    (4,492)    $   (32,978)    $    47,842
                       -----------    -----------     -----------    -----------     -----------     -----------
Total assets .......   $   712,646    $    39,539     $   955,613    $   432,817     $   317,954     $ 2,458,569
                       -----------    -----------     -----------    -----------     -----------     -----------
Expenditures on
  capital assets ...   $     7,971    $       774     $     5,354    $     2,699     $       126     $    16,924
                       ===========    ===========     ===========    ===========     ===========     ===========


                                                  NINE MONTHS ENDED SEPTEMBER 30, 2002
                                                            (RESTATED - NOTE 3)
                       -----------------------------------------------------------------------------------------
Sales revenue ......   $   516,066    $    15,935     $   600,006    $    79,043     $        20     $ 1,211,070
  Cost of sales
  and expenses .....       441,850         19,096         513,448         82,005          22,341       1,078,740
                       -----------    -----------     -----------    -----------     -----------     -----------
Sales revenue
  less cost of sales
  and expenses .....        74,216         (3,161)         86,558         (2,962)        (22,321)        132,330
Depreciation and
  amortization .....        29,248          1,945          31,333          1,287           3,148          66,961
                       -----------    -----------     -----------    -----------     -----------     -----------
Operating
  income (loss) ....   $    44,968    $    (5,106)    $    55,225    $    (4,249)    $   (25,469)    $    65,369
                       -----------    -----------     -----------    -----------     -----------     -----------
Total assets .......   $   877,803    $    56,376     $ 1,250,499    $   373,888     $   318,744     $ 2,877,310
                       -----------    -----------     -----------    -----------     -----------     -----------
Expenditures on
  capital assets ...   $    18,832    $     7,046     $     6,136    $     1,586     $        68     $    33,668
                       ===========    ===========     ===========    ===========     ===========     ===========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                              SEPTEMBER 30    December 31
                                                                   2003           2002
                                                              ------------   ------------
                                                             (not audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ...............................     $    94,093      $   188,852
Escrow deposits and restricted cash (note 11) ...........          26,775          859,128
Accounts receivable (notes 12 and 13) ...................         345,887          355,031
Amounts due from related parties (note 9) ...............          27,220           23,640
Prepaid expenses ........................................          29,037           28,499
Inventory ...............................................          20,473           22,058
                                                              -----------      -----------
                                                                  543,485        1,477,208

Investments .............................................         174,065          210,145
Capital assets ..........................................         539,665          660,501
Goodwill ................................................         812,958          913,327
Other intangible assets .................................         149,396          185,143
Deferred financing costs and other assets ...............         239,000          193,537
                                                              -----------      -----------
                                                              $ 2,458,569      $ 3,639,861
                                                              ===========      ===========

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 6) ..............................     $        --      $    90,810
Accounts payable and accrued expenses ...................         281,020          337,086
Amounts due to related parties (note 9) .................          55,627          103,295
Income taxes payable ....................................         476,137          476,387
Deferred revenue ........................................          63,694           67,612
Retractable preference shares (note 4) ..................         121,686          135,299
Deferred unrealized gain on retractable preference shares              --           11,983
Senior Subordinated Notes due 2006 to 2007 ..............              --          797,751
Current portion of long-term debt .......................          15,305           16,800
                                                              -----------      -----------
                                                                1,013,469        2,037,023

Long-term debt (note 7) .................................         925,977          974,770
Future income taxes .....................................         374,154          375,479
Other liabilities and deferred credits ..................         108,843          130,648
                                                              -----------      -----------
                                                                2,422,443        3,517,920
                                                              -----------      -----------

MINORITY INTEREST .......................................         496,479          473,272
                                                              -----------      -----------

SHAREHOLDERS' EQUITY
Capital stock (note 5) ..................................         286,821          273,759
Contributed surplus (note 10a)) .........................           1,374               --
Deficit .................................................        (603,018)        (605,145)
                                                              -----------      -----------
                                                                 (314,823)        (331,386)
Equity adjustment from foreign currency translation .....        (145,530)         (19,945)
                                                              -----------      -----------
                                                                 (460,353)        (351,331)
                                                              -----------      -----------
FUTURE OPERATIONS (note 2) ..............................     $ 2,458,569      $ 3,639,861
                                                              ===========      ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)


                                                 THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                    SEPTEMBER 30                       SEPTEMBER 30
                                                2003             2002             2003               2002
                                            -----------      -----------      -----------      -----------
                                                           (restated note 3)                (restated note 3)
REVENUE
Sales .................................     $   360,988      $   398,279      $ 1,144,915      $ 1,211,070
Investment and other income ...........           3,386            6,986           17,023           22,672
                                            -----------      -----------      -----------      -----------
                                                364,374          405,265        1,161,938        1,233,742
                                            -----------      -----------      -----------      -----------
EXPENSES
Cost of sales and expenses ............         333,530          362,519        1,034,410        1,078,740
Depreciation and amortization .........          20,580           22,864           62,663           66,961
Interest expense ......................          33,172           26,791           79,140           89,415
                                            -----------      -----------      -----------      -----------
                                                387,282          412,174        1,176,213        1,235,116
                                            -----------      -----------      -----------      -----------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
COMPANIES .............................              (8)             393           (1,399)             (92)
                                            -----------      -----------      -----------      -----------

NET FOREIGN CURRENCY GAINS (LOSSES) ...          15,236          (11,678)         142,170          (16,628)
                                            -----------      -----------      -----------      -----------
EARNINGS (LOSS) BEFORE THE UNDERNOTED .          (7,680)         (18,194)         126,496          (18,094)
Unusual items (note 8) ................          (8,613)          (6,895)         (45,840)         (48,251)
Income tax recovery (expense) .........          (5,282)          (1,456)         (40,691)          12,363
Minority interest recovery (expense) ..           5,877           13,961          (22,945)          21,702
                                            -----------      -----------      -----------      -----------
NET EARNINGS (LOSS) ...................     $   (15,698)     $   (12,584)     $    17,020      $   (32,280)
                                            ===========      ===========      ===========      ===========

                                                      (DOLLARS)                        (DOLLARS)
NET EARNING (LOSS) PER RETRACTABLE
COMMON SHARE
Basic .................................     $     (0.45)     $     (0.36)     $      0.49      $     (0.93)
                                            ===========      ===========      ===========      ===========
Diluted ...............................     $     (0.45)     $     (0.37)     $      0.49      $     (0.94)
                                            ===========      ===========      ===========      ===========

See accompanying notes to interim consolidated financial statements.


CONSOLIDATED STATEMENTS OF DEFICIT
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                           NINE MONTHS ENDED
                                                                              SEPTEMBER 30
                                                                          2003          2002
                                                                     -----------    -----------
                                                                                 (restated note 3)
DEFICIT AT BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED .........     $  (605,145)   $  (485,313)
Adjustment to deficit related to transitional impairment charge,
net of minority interest (note 3b)) ............................              --        (12,071)
                                                                     -----------    -----------
Deficit at beginning of period, as restated ....................        (605,145)      (497,384)
Net earnings (loss) for the period, as restated ................          17,020        (32,280)
Dividends - retractable common shares ..........................         (14,874)       (14,431)
Stock dividend costs ...........................................             (84)            --
Gain on retraction of retractable common shares ................              65             --
                                                                     -----------    -----------
DEFICIT AT END OF PERIOD .......................................     $  (603,018)   $  (544,095)
                                                                     ===========    ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)


                                              THREE MONTHS ENDED
                                                 SEPTEMBER 30
                                            2003           2002
                                        -----------    -----------
                                                     (restated note 3)
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net loss ..........................     $   (15,698)   $   (12,584)
Unusual items .....................           8,613          6,895
Current income taxes related
 to unusual items .................            (950)           374
Items not involving cash:
 Depreciation and amortization ....          20,580         22,864
 Future income taxes ..............           4,299         20,565
 Net loss in equity accounted
  companies, net of dividends
  received ........................               8         10,062
Minority interest .................          (6,252)       (15,414)
Non-cash interest income ..........          (2,258)        (2,417)
Unrealized foreign exchange
 related to Hollinger
 Participation Trust ..............         (27,565)         7,447
Other .............................          12,615          2,664
                                        -----------    -----------
CASH FLOW PROVIDED BY (USED IN)
 OPERATIONS .......................          (6,608)        40,456

Change in non-cash
 operating working capital ........         (12,985)       (43,614)
Other items .......................          (1,614)        22,969
                                        -----------    -----------
                                            (21,207)        19,811
                                        -----------    -----------
FINANCING
Issue of common shares
 of subsidiaries ..................           2,787          5,385
Repayment of long-term debt .......         (62,301)        (1,526)
Escrow deposits and restricted cash         (26,775)             -
Dividends .........................             (40)        (4,810)
Dividends and distributions paid
 to minority interests ............          (4,171)       (11,584)
Other .............................         (14,592)          (455)
                                        -----------    -----------
                                           (105,092)       (12,990)
                                        -----------    -----------


                                             THREE MONTHS ENDED
                                                SEPTEMBER 30
                                             2003           2002
                                         -----------    -----------
                                                     (restated note 3)
INVESTMENT
Proceeds on disposal of
 fixed assets ......................               -          4,378
Additions of fixed assets ..........          (4,517)       (12,092)
Additions to investments ...........          (2,300)        (1,609)
Proceeds on disposal
 of investments ....................          11,643          4,283
Decrease in other assets ...........               -         (5,189)
                                         -----------    -----------
                                               4,826        (10,229)
                                         -----------    -----------
Effect of exchange rate
 changes on cash ...................           3,179         19,878
                                         -----------    -----------
INCREASE (DECREASE) IN CASH POSITION        (118,294)        16,470
CASH AT BEGINNING OF PERIOD ........         212,387        301,021
                                         -----------    -----------
CASH AT END OF PERIOD ..............     $    94,093    $   317,491
                                         ===========    ===========

Supplemental disclosure of investing
 and financing activities
  Interest paid ....................     $     8,921    $    39,671
  Income taxes paid ................     $    23,031    $       724

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------

(in thousands of dollars)



                                              NINE MONTHS ENDED
                                                 SEPTEMBER 30
                                            2003           2002
                                        -----------    -----------
                                                     (restated note 3)
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings (loss) ...............     $    17,020    $   (32,280)
Unusual items .....................          45,840         48,251
Current income taxes related
 to unusual items .................          (1,130)         1,843
Items not involving cash:
 Depreciation and amortization ....          62,663         66,961
 Future income taxes ..............          22,596          6,667
 Net loss in equity accounted
  companies, net of dividends
  received ........................           1,399         10,547
 Minority interest ................          22,570        (26,859)
 Non-cash interest income .........          (7,586)        (6,646)
 Unrealized foreign exchange
  related to Hollinger
  Participation Trust .............        (136,088)        13,403
Other .............................          15,687          9,191
                                        -----------    -----------
CASH FLOW PROVIDED BY OPERATIONS ..          42,971         91,078

Change in non-cash
 operating working capital ........         (60,969)       (42,296)
Other items .......................         (35,988)       (24,503)
                                        -----------    -----------
                                            (53,986)        24,279
                                        -----------    -----------
FINANCING
Redemption and cancellation of
 exchangeable shares ..............          (9,258)           (93)
Issue of common shares
 of subsidiaries ..................           2,787          6,668
Capital stock of subsidiary
 purchased for cancellation
 by subsidiary ....................         (12,184)             -
Repayment of long-term debt .......        (945,395)      (499,748)
Proceeds from issuance of Senior
 Secured Notes ....................         176,340              -
Escrow deposits and restricted cash         821,589              -
Dividends .........................          (1,831)       (14,431)
Dividends and distributions paid
 to minority interests ............         (12,969)       (32,205)
Other .............................         (50,420)          (326)
                                        -----------    -----------
                                            (31,341)      (540,135)
                                        -----------    -----------


                                             NINE MONTHS ENDED
                                                SEPTEMBER 30
                                             2003            2002
                                         -----------    -----------
                                                       (restated note 3)
INVESTMENT
Proceeds on disposal of
 fixed assets .....................             352         20,452
Additions of fixed assets .........         (16,924)       (33,668)
Additions to investments ..........         (13,509)       (15,479)
Proceeds on disposal
 of investments ...................          44,040          6,771
Decrease in other assets ..........             (93)          (263)
Proceeds on sale of
 investment in subsidiary .........               -         38,638
                                        -----------    -----------
                                             13,866         16,451
                                        -----------    -----------
Effect of exchange rate
 changes on cash ..................         (23,298)        10,549
                                        -----------    -----------
DECREASE IN CASH POSITION .........         (94,759)      (488,856)
CASH AT BEGINNING OF PERIOD .......         188,852        806,347
                                        -----------    -----------
CASH AT END OF PERIOD .............     $    94,093    $   317,491
                                        ===========    ===========

Supplemental disclosure of investing
 and financing activities
  Interest paid ....................    $    88,863    $   101,641
  Income taxes paid ................    $    26,608    $     7,309



See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(not audited)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities, revenues and expenses of joint ventures and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All intercompany transactions and balances are eliminated on consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) for fair presentation have been included for periods presented.

The unaudited interim disclosures contained in these unaudited Interim Consolidated Financial Statements do not include all requirements of GAAP for annual financial statements. The unaudited Interim Consolidated Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2002.

2. FUTURE OPERATIONS

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during the year ended December 31, 2002, and for the nine months ended September 30, 2003, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), the Company's ultimate parent company.

On March 10, 2003, the date of issue by the Company of US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes"), RMI entered into a Support Agreement with the Company under which RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payments will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions and redemptions) or (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NBI") on the shares of Hollinger International Inc. ("International") that the Company and NBI own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Company. Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's issue of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. The Company has received $17.3million (US$12.6 million) pursuant to the support agreement in respect of the period March 10 to September 30, 2003. Of this amount RMI advanced funds to RCL and in turn, RCL has made payments to the Company in the amount of $16.4 million, thereby repaying in full the amount that RCL had been advanced by the Company from the proceeds of the Company's issue of Senior Secured Notes. The balance of $0.9 million (US$0.7 million) was contributed by RMI to the capital of the Company.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. In November 2003, RMI received notice of termination of the services agreements with International and its subsidiaries effective June 1, 2004. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003 by the audit committee of International. International has notified RMI that beginning January 1, 2004 the fees for the period January 1, 2004 to June 1, 2004 will be reduced primarily to reflect the personnel changes described more fully in note 17 b). However, the quantum of the fees and the timing of any revision will be subject to negotiation and cannot be exactly quantified at this time. As described more fully in note 14, a shareholder of International has requested that the Board of Directors of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to the management services agreements with RMI.

The reduction in fees during the period January 1, 2004 to June 1, 2004 and the termination by International of the services agreement effective June 1, 2004 adversely impacts the ability of RMI to make its required support payment to the Company which, in turn, adversely impacts the Company's liquidity position. The results of International's special committee investigation may lead to action that could further adversely impact those matters. Based on the Company's current investment in International and the current quarterly dividend paid by

International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually or US$3.5 million per quarter and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will be between US$20.0 million and US$22.0 million for the twelve months ending September 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.3 million which have yet to be considered by the Board of Directors and which will depend on the Company having the ability under corporate law to pay such dividends. If the Company does not receive support payments of at least between US$14.7 million and US$16.7 million for the twelve months ending September 30, 2004 or approximately US$4.0 million per quarter, based on the above assumptions, then it will be required to dispose of assets or seek financing as described below in order to meet its non-consolidated obligations as they fall due.

Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the company and NBI, net of dividends on the Company's Series II preference shares, the Company would be in default under its Senior Secured Notes. Interest on the Senior Secured Notes in the amount of approximately US$7.4 million in respect of the period September 1, 2003 to February 28, 2004 is due and payable on March 1, 2004. If such interest is not paid and remains unpaid for 30 days, the Company would be in default under its Senior Secured Notes. If the Company is in default under its Senior Secured Notes, they could become due and payable immediately. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NBI, which had an approximate market value on November 3, 2003 of US$340.0 million based on the market price of US$13.67 per share.

As described more fully in note 17 b), International has announced a comprehensive restructuring proposal which includes retaining Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of International, a possible combination of International with the Company or a sale of one or more properties of International. Unless the process undertaken by International yields sufficient dividends or other distributions or the Company completes a financing or sale of those of its assets which are not pledged for its Senior Secured Notes, the Company may not be able to meet its obligations as they come due, including its obligations under its Senior Secured Notes. There can be no certainty as to whether or when any of the above alternatives will be completed or whether the Company will have sufficient funds on hand to pay US$7.4 million of interest on the Senior Secured Notes on March 1, 2004.

As described in note 14, the Company has received US$16.55 million in 1999 and 2000 for non-competition payments in respect of certain US community newspaper properties sold by International. International has stated the these amounts were not authorized or approved by either the audit committee or the full board of directors of International. Lord Black has agreed with International that he would seek repayment in full by the Company, with interest, no later than June 1, 2004. In the event that the Company is required to repay all or a portion of these payments, this could have a material adverse impact on the Company's liquidity, and depending on how any such repayments are structured could result in an event of default on the Company's Senior Secured Notes.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or at the Company's option, cash of equivalent value. The Series III preference shares are retractable at the option of the holder for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of International Class A common stock of equivalent value or, at the Company's option, cash. The Company has currently suspended completion of tendered retractions and there is continuing uncertainty regarding the Company's future ability to complete retractions and redemptions of preference shares and retractable common shares. Dividends on the preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to it by RMI. Under corporate law, the Company cannot redeem shares (either on a retraction or on the April 30, 2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after such payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Company and, in the case of shares submitted for retraction or in the case of the Series III Preference Shares to be redeemed on April 30, 2004, holders thereof remain as shareholders until such time as the retraction or redemption is able to be completed under applicable law. As of November 3, 2003, there are retraction notices from holders of 1,475,464 Series III preference shares, 393,754 Series II preference shares and 2,318 retractable common shares each of which are unable to be completed at the current time.

The Company's ability to make payments on future retractions and redemptions of shares or to declare dividends on shares is highly uncertain given the matters described under "Outlook - The Company" in Managements Discussion and Analysis, which adversely impact the Company's liquidity position. Substantially all of the Company's shares of International common stock were provided as security for the Senior Secured Notes.

3. RESTATEMENT OF 2002 QUARTERLY RESULTS

The unaudited Interim Consolidated Financial Statements are based upon accounting principles consistent with those used and described in the Annual Consolidated Financial Statements except that, in the first, second and third quarters of 2002, the Company has restated the unaudited Interim Consolidated Financial Statements as described below.

a) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581").

     All of the Company's operations are owned through International and substantially all of the Company's goodwill and intangible assets are reflected in the accounts of International. Upon initial adoption on January 1, 2002 of the new accounting standards for goodwill and other intangible assets, International classified $186.8 million of advertiser and subscriber relationship intangible assets as goodwill. Also on initial adoption on January 1, 2002, the Company made a similar reclassification to goodwill of such amounts, which had been included within circulation for the Chicago Group. However, based on the consensus reached by the U.S. Emerging Issues Task Force in Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" and a comment made by the U.S. Securities and Exchange Commission in their review of International's results for the nine months ended September 30, 2002, International subsequently concluded that its advertiser and subscriber relationship intangible assets did meet the criteria for recognition apart from goodwill under the U.S. Financial Accounting Standard Board's Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142") (which is substantially consistent with CICA Handbook Section 3062). Therefore, in the accounts of both International and the Company, the advertiser and subscriber relationship intangible assets were reclassified from goodwill to identifiable intangible assets during the fourth quarter of 2002 and continued to be amortized over their 30-year useful lives. Accordingly, the financial statements for the three months and nine months ended September 30, 2002 have been restated. For the three month period ended September 30, 2002, amortization expense was increased by approximately $1.8 million, income tax recovery was increased by approximately $0.7 million, minority interest reduced by $0.7 million, and net loss was increased by $0.4 million, to reflect the adjustment to amortization and related effects to income tax and minority interest. For the nine month period ended September 30, 2002, amortization expense was increased by $5.4 million, income tax recovery was increased by approximately $2.2 million, minority interest reduced by $2.2 million, and net loss was increased by $1.0 million. This adjustment was reflected in the December 31, 2002 financial statements.

b) In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this transitional impairment test, and based on the methodology adopted, the Company determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million was written down in its entirety. Such loss, net of related minority interest amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. In accordance with
     Section 3062, the opening deficit for the nine months ended September 30, 2002 has been restated to reflect this adjustment.

c) Foreign exchange gains totalling $6.0 million realized on the substantial liquidation of the Canadian operations were not previously recognized as at March 31, 2002, however the gains were recognized in the three months ended December 31, 2002. As a result, the financial statements for the nine months ended September 30, 2002 have been restated to reduce foreign exchange losses by $6.0 million and increase minority interest expense by $4.0 million with a net decrease in the net loss for the period of $2.0 million.

d) The Company paid stock dividends of 10 cents per retractable common share in the first quarter of 2003 and 15 cents per retractable common share in each of the second and third quarters of 2003 for a total of 2,642,932 shares issued in 2003 in lieu of paying cash dividends. The CICA Handbook,
     Section 3500, "Earnings Per Share" requires that the earnings per retractable common share for all periods presented be restated to show the effect of the stock dividends as if the shares had been outstanding since the beginning of the earliest period being presented. As a result, the average number of retractable common shares used to compute earnings per retractable common share for both the three and nine month periods ended September 30, 2002 increased by 2,642,932. Accordingly, the basic loss per retractable common shares for the three and nine month periods ended September 30, 2002, respectively, decreased by $0.03 per share and $0.08 per share, and the diluted loss per retractable common shares decreased by $0.02 per share and $0.07 per share.

4.   RETRACTABLE PREFERENCE SHARES


                                                            SEPTEMBER 30, 2003     December 31, 2002
------------------------------------------------------------------------------------------------------
3,775,990 Series II preference shares (2002, 4,580,979) ...........  $  28,974            $   33,827
------------------------------------------------------------------------------------------------------
9,271,175 Series III preference shares (2002, 10,147,225) .........     92,712               101,472
------------------------------------------------------------------------------------------------------
                                                                     $ 121,686            $  135,299
======================================================================================================


a)   The Series II preference shares are exchangeable at the holder's option for
     0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of shares of International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as unrealized losses/gains deferred on the Series II preference shares were designated as a hedge of the Company's investment in shares of International's Class A common stock. However, due to the March 2003 sale of International shares, in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the

     Company's Senior Secured Notes, the Series II preference shares can no longer be considered for hedge accounting. As a result, commencing in 2003 the Series II preference shares are marked to market for fluctuations in International's share price and foreign exchange rates and unrealized losses in the amount of $3.6 million in the third quarter of 2003 and net unrealized gains of $8.8 million as at September 30, 2003 have been recognized in unusual items (note 8).

b) During the nine month period ended September 30, 2003, 300,000 Series II preference shares were retracted for cash consideration of $1.6 million being the cash equivalent value of 0.46 of a share of Class A common stock of International, for which they were exchangeable, at the time of retraction. In addition, 504,989 Series II preference shares were retracted in exchange for 232,293 shares of International Class A common stock.

c) During the nine month period ended September 30, 2003, a total of 876,050 Series III preference shares were retracted for cash consideration of approximately $7.7 million.

5.   CAPITAL STOCK


                                                          SEPTEMBER 30, 2003   December 31, 2002
--------------------------------------------------------------------------------------------------
Issued and fully paid

Preference shares

3,775,990 Series II (2002, 4,580,979) ......................     $         -         $         -

9,271,175 Series III (2002, 10,147,225) ....................               -                   -
Retractable common shares 34,972,479 (2002, 32,352,047).....         286,821             273,759
--------------------------------------------------------------------------------------------------
                                                                 $   286,821         $   273,759
==================================================================================================


a) In the first quarter of 2003, the Company paid a stock dividend of 10 cents per retractable common share, resulting in 587,639 retractable common shares being issued with an aggregate value of $3.2 million (based on the then current market price of $5.50 per share), with a corresponding amount booked to dividends paid.

     In the second quarter of 2003, the Company paid a stock dividend of 15 cents per retractable common share, resulting in 974,218 retractable common shares being issued with an aggregate value of $4.9 million (based on the then current market price of $5.065 per share), with a corresponding amount booked to dividends paid.

     In the third quarter of 2003, the Company paid a stock dividend of 15 cents per retractable common share, resulting in 1,081,075 retractable common shares being issued with an aggregate value of $5.1 million (based on the then current market price of $4.70 per share), with a corresponding amount booked to dividends paid.

b) During the nine month period ended September 30, 2003, 22,500 retractable common shares were retracted for cash consideration of $0.1 million.

c) The Company uses the fair value based method to account for all stock based payments made to non-employees, including employees of RCL and RMI, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. For all other stock based compensation, the Company uses the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

     Had the Company determined compensation expense based on the "fair value" method at the grant date for stock options granted to employees, consistent with the method prescribed under CICA Handbook Section 3870, the Company's net earnings (loss) for the periods and earnings (loss) per retractable common share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.

                                               THREE MONTHS       Three months       NINE MONTHS         Nine months
(in thousands of dollars,                          ENDED               ended              ENDED               ended
except per share amounts)                   SEPTEMBER 30, 2003 September 30, 2002 SEPTEMBER 30, 2003  September 30, 2002
------------------------------------------------------------------------------------------------------------------------
Net earnings (loss), as reported ........     $      (15,698)    $      (12,584)    $       17,020     $      (32,280)
Stock-based compensation expense -
Hollinger Inc. ..........................                 --                (18)                --                (54)
Stock-based compensation expense -
Hollinger International Inc. ............               (601)              (985)            (2,015)            (3,001)
------------------------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss) ...........     $      (16,299)    $      (13,587)    $       15,005     $      (35,335)
========================================================================================================================
Net earning (loss) per share:
 As reported ............................     $        (0.45)    $        (0.36)    $         0.49     $        (0.93)
 Effect of stock-based
  compensation expense ..................              (0.02)             (0.03)             (0.06)             (0.09)
------------------------------------------------------------------------------------------------------------------------
Pro forma basic net earnings (loss)
per retractable common share ............     $        (0.47)    $        (0.39)    $         0.43     $        (1.02)
========================================================================================================================
Diluted net earnings (loss)
per retractable common share, as reported     $        (0.45)    $        (0.37)    $         0.49     $        (0.94)
Pro forma diluted net earnings (loss)
per retractable common share ............     $        (0.47)    $        (0.40)    $         0.43     $        (1.03)
========================================================================================================================


     The fair value of each International stock option granted during the nine month period ended September 30, 2003 and 2002 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the nine month period ended September 30, 2003 and 2002, respectively: dividend yield of 1.89% and 3.6% expected volatility of 87.2% and 68.3% risk-free interest rates of 4.25% and 4.5% and expected lives of 10 years. Weighted average fair value of options granted by International during 2003 and 2002 was $10.04 (US$6.65) and $9.01 (US$5.65),
     respectively. There were no new options granted in the third quarter of 2003.

6. BANK INDEBTEDNESS

At December 31, 2002, the Company had a bank operating line which provided for up to $10.0 million of borrowings and a revolving bank credit facility which provided for up to $80.8 million of borrowings. The outstanding amounts were repaid on March 10, 2003 with part of the proceeds from the issue of the Senior Secured Notes, and the related credit facilities were terminated, as discussed in note 7 below.

7. LONG-TERM DEBT

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes"). These notes are secured by 10,108,302 shares of International Class A common stock and all 14,990,000 shares of International Class B common stock. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The net proceeds of approximately $167.1 million were used to repay $90.8 million of bank indebtedness, to repay $48.8 million due to RCL, to advance a subordinated loan of $16.4 million to RCL and for general corporate purposes.

Under the terms of the Senior Secured Notes, the Company is subject to certain financial covenants and other restrictions. As part of the terms of the Senior Secured Notes, the Company is required to cause an exchange offer registration statement to be declared effective with the U.S. Securities and exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended, 240 days after closing or November 4, 2003. At the current time, the registration of the securities is not being sought until such time as International's special committee and the Company have completed their investigations and the Company's previously issued Annual Consolidated Financial Statements have been restated to reflect adjustments, if any, resulting from these investigations. As a result of this registration default, the annual interest rate on the Senior Secured Notes will increase by 0.5% per year from November 5, 2003. The additional interest amounts to US$1,644 per day or US$49,000 per month for the first 90 days. The amount of additional interest will increase by an additional 0.5% per year for any subsequent 90 day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year over the 11 7/8% interest rate on the Senior Secured Notes. When the Company has cured this registration default, the interest rate on the Senior Secured Notes will revert immediately to the original level. At September 30, 2003, the Company was in compliance with all other covenants and other restrictions in respect of the Senior Secured Notes.

On December 23, 2002, Hollinger International Publishing Inc. ("Publishing") issued 9% Senior Notes due 2010 ("Senior Notes") in the face amount of US$300.0 million and entered into a Senior Credit Facility under which US$265.0 million was advanced under the term loan provisions of that facility. Proceeds from the 9% Senior Notes and the Senior Credit Facility were used in part to repay the US$504.9 million due under Publishing's 9.25% Senior Subordinated Notes due 2006 and 2007. Publishing gave notice of redemption to the holders of the

Senior Subordinated Notes on December 23, 2002 and retired the Notes in January 2003. Accordingly, the Senior Subordinated Notes remained outstanding as a current liability as of December 31, 2002 with the related financing proceeds held in escrow at that date. Premiums on early redemption totalled $30.3 million (US$19.7 million) and the write-off of related deferred financing charges totalled $27.1 million (US$17.6 million) for a loss on extinguishment of $57.4 million (US$37.3 million).

During the first nine months of 2003, International retired US$504.9 million principal amount of Senior Subordinated Notes, repaid approximately US$2.2 million of debt due under its Senior Credit Facility as scheduled, and reduced other debt by US$2.9 million. In addition during the third quarter of 2003, International repaid US$45.0 million of term loans under its Senior Credit Facility in addition to the regular scheduled repayment of US$0.6 million. Related deferred financing costs of US$0.9 million were written off in the quarter. International revised certain swap agreements being used to manage related interest rate and foreign exchange exposures to reflect the partial repayment. Under the terms of the Senior Credit Facility, Publishing is required to repay US$0.7 million of amounts advanced as term debt during the remainder of 2003. Interest rate and foreign currency swaps entered into to manage interest rate and currency risk associated with the borrowings under the Senior Credit Facility were adjusted to reflect the unscheduled US$45.0 million repayment at a cost of approximately US$0.7 million. This amount was not paid in cash but was factored into the new swap rates.

Under the terms of the Senior Credit Facility and the Senior Notes, International is subject to certain restrictive covenants. These covenants include certain leverage ratios and restrictions on the use of funds in certain circumstances. If International were to be in violation of the restrictive covenants, the debts could become due and payable on demand. At September 30, 2003, International was in compliance with these covenants.

8. UNUSUAL ITEMS

                                                THREE MONTHS        Three months        NINE MONTHS         Nine months
                                                    ENDED               ended              ENDED               ended
                                             SEPTEMBER 30, 2003   September 30, 2002 SEPTEMBER 30, 2003  September 30, 2002
---------------------------------------------------------------------------------------------------------------------------
Gain (loss) on sale of interest in
International .......................           $      (425)        $       547         $     4,082         $    19,342
Net gain on the sale of investments .                 2,180                  --               4,794                  --
Premium and write-off of unamortized
deferred finance costs on retirement
of long-term debt ...................                (1,263)                 --             (58,686)            (56,287)
New Chicago plant pre-operating costs                    --                (259)                 --                (640)
Write-off of investments ............                   (92)             (7,252)                (92)             (9,601)
Foreign exchange loss on substantial
liquidation of investment in Canadian
Newspaper Group .....................                    --                  --                  --              (4,381)
Unrealized gain (loss) on the mark to
market of the Series II preference
shares ..............................                (3,612)                 --               8,785                  --
International special committee costs                (4,667)                 --              (4,667)                 --
Other costs .........................                  (734)                 69                 (56)              3,316
---------------------------------------------------------------------------------------------------------------------------
Total ...............................           $    (8,613)        $    (6,895)        $   (45,840)        $   (48,251)
===========================================================================================================================


9. AMOUNTS DUE FROM/TO RELATED PARTIES


Amounts due from related parties includes the following:

                                                        SEPTEMBER 30, 2003   December 31, 2002
-------------------------------------------------------------------------------------------------
Subordinated advances due from RCL to the Company           $     2,954            $        --
Due from RCL to subsidiaries of International ...                23,916                 23,640
Due from RCL to other subsidiaries of the Company                   350                     --
-------------------------------------------------------------------------------------------------
                                                            $    27,220            $    23,640
=================================================================================================

Amounts due to related parties includes the following:

                                                         SEPTEMBER 30, 2003  December 31, 2002
-------------------------------------------------------------------------------------------------
Due to RCL by the Company .....................             $        --            $    46,089
Due to RCL by subsidiaries of International ...                  32,427                 27,074
Due to RCL by other subsidiaries of the Company                     700                  7,632
Due to RMI by a subsidiary of International ...                  22,500                 22,500
-------------------------------------------------------------------------------------------------
                                                            $    55,627            $   103,295
=================================================================================================

Included in amounts due to related parties at December 31, 2002 was $46.1 million due to RCL including accrued interest. The amount due to RCL at March 10, 2003, which included further advances to the Company and accrued interest, totalled $48.8 million. This amount was repaid on March 10, 2003 with part of the proceeds of the issue of Senior Secured Notes, and a further $16.4 million was advanced to RCL on a subordinated basis. At September 30, 2003, the amount due from RCL, which is being reduced by amounts paid to the Company under the Support Agreement, was $3.0 million. This amount was repaid in full subsequent to September 30, 2003.

As at September 30, 2003, a subsidiary of International owed RMI $22.5 million in connection with the purchase in 2002 of NP Holdings Company ("NP Holdings"), by RMI (note 10 b)).

10. RELATED PARTY TRANSACTIONS

a) On March 10, 2003, prior to the issue of Senior Secured Notes, NBI sold its shares of Class A common stock and Series E redeemable preferred stock of International to RMI. Such shares were in turn sold back to NBI from RMI at the same price with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI. As the exchange of the International shares with RMI represents a transfer between companies under common control, NBI has recorded in 2003, contributed surplus of approximately $1.4 million, being the tax benefit associated with the increase in the tax value of the shares of International.

b) On March 10, 2003, International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from NBI and has revised certain debt arrangements it had in place with NBI. These transactions were completed in conjunction with the Company closing the private placement of Senior Secured Notes.

Contemporaneously with the closing of the issue of Senior Secured Notes,
International:

(i) repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

(ii) redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

The dilution gain on this effective sale amounted to $4.0 million and has been recorded as an unusual item in the first quarter of 2003.

Payments for the repurchase and redemption were offset against debt due from NBI to International (totalling US$45.8 million as of December 31, 2002), resulting in net outstanding debt due to International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Senior Secured Notes (so long as the Senior Secured Notes are outstanding), guaranteed by RCL, secured by certain assets of RCL and by a pledge of the Company's contribution agreement with RCL.

The debt due to International from NBI originated on July 11, 2000 and represented amounts loaned by International to NBI in connection with the cash purchase by the Company of Hollinger Canadian Publishing Holdings Inc. special shares. Following the receipt of an independent fairness opinion and a review of all aspects of the transaction relating to the changes in the debt arrangements with NBI and the subordination of this remaining debt, by a committee of the Board of Directors of International, composed entirely of independent directors, the committee approved the new debt arrangements.

International and the Company previously reported that the committee of independent directors of International referred to had agreed to a partial offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, a subsidiary of RCL, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee subsequently advised that final approval of any offset was subject to appropriate due diligence and receipt of a further independent fairness opinion. Upon completion of its due diligence review, the committee has decided to withhold approval of the partial offset.

International is indebted to RMI as a consequence of the sale of NP Holdings and its related tax losses to RMI on July 3, 2002. Prior to the sale, NP Holdings had no significant assets or liabilities except for its tax losses and an obligation contained in a letter agreement executed by the Company purporting to obligate International to pay CanWest $22.5 million in connection with the sale of International's remaining 50% interest in the National Post newspaper, which obligation has been treated as having been assumed by NP Holding. To structure NP Holdings such that it had no material net assets or liabilities except for its tax losses upon its sale to RMI, immediately prior to the sale to RMI, International contributed $22.5 million as equity to NP Holdings and then borrowed that amount from NP Holdings by way of demand promissory note. As that note was offset in amount by the CanWest obligation, NP Holdings had no net material assets or liabilities apart from its tax losses. Notwithstanding these transactions and absent consent from CanWest to the assumption of the obligation by any party other than International, International may have continuing exposure to CanWest in respect of the $22.5 million obligation. If additional amounts are determined to be owing by International, amounts due to a related party by International may be reduced by up to $22.5 million. International has requested RMI to pay additional amounts if RMI or its affiliates are able to use additional loss carry forwards of NP Holdings but International does not have a contractual right to receive any such additional amount.

As a result of a mistaken understanding that the partial offset had been completed on April 30, 2003, NBI did not pay interest on the full principal amount of the debt due to International and RCL did not make a payment of US$0.6 million due on June 30, 2003 into a cash collateral account with International securing the debt. Since that time, NBI has continued to pay only a portion of interest on the full principal amount and RCL has made no further payments to the cash collateral account. Unpaid interest at September 30, 2003 amounts to $2.0 million and payment arrears to the cash collateral account total $1.6 million. International is in discussions with NBI and RCL regarding these matters. NBI and RCL have advised International that as the terms of the initial offset were established in contemplation by them of the subsequent offset occurring, they wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.

c) In 2003, International made an investment of US$2.5 million in Trireme Associates LLC ("Trireme LLC") which is the general partner of Trireme Partners LP ("Trireme LP"), a venture capital fund. Trireme LLC as general partner of Trireme LP receives 20% of the profits of Trireme LP (the "Distribution") after repayment of invested capital. The Distribution is made to holders of Trireme LLC Class B units. International holds 25% of the Class B units and Hillman Capital Corporation ("Hillman") holds or controls approximately 57% of the Class B units. The remaining 80% of the profits of Trireme LP will be distributed to Trireme LLC and the other limited partners of Trireme LP based upon their invested capital. Richard Perle, a director of International is also an equity holder in Trireme LLC holding about a 5% interest in the Distribution to Trireme LLC. In addition, Hillman established Trireme Management LLC, the designated manager of Trireme LP. As manager, Trireme Management LLC receives a management fee from Trireme LP. Mr. Perle is a member of the management of Trireme Management LLC. Lord Black and Dr. Henry A. Kissinger, directors of International, are members of the Strategic Advisory Board of Trireme LP.

11. REDEMPTION OF CANWEST DEBENTURES

On May 11, 2003, 3815668 Canada Inc. (the issuer of the 12 1/8% Subordinated Debentures due 2010 received by International and Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") in partial consideration on the sale of certain Canadian newspaper operations to CanWest in November 2000) redeemed $265.0 million principal amount of the debentures. Of the total proceeds received, US$159.8 million relates to debentures for which participations were sold to a special purpose trust ("Participation Trust") and has been paid to the Participation Trust. The balance of US$27.6 million was retained by International and Hollinger L.P. in respect of their interest in the debentures in which participations were not sold. Of the proceeds retained by International and Hollinger L.P., an estimated $26.8 million (US$19.8 million) may be restricted cash under the terms of the participation arrangements and unavailable for general corporate purposes as of September 30, 2003.

Pursuant to the indenture for the 12 1/8% Subordinated Debentures the redemption terms were to be renegotiated after May 15, 2003. Negotiations have commenced but are not yet concluded.

12. ACCOUNTS RECEIVABLE

Reflected in the Company's unaudited Interim Consolidated Financial Statements are amounts receivable from CanWest amounting to $40.9 million (US$30.3 million), net of amounts payable. This amount is composed of several items, including closing adjustments arising from the sale of Canadian newspaper properties to a subsidiary of CanWest on November 16, 2000 but excluding debenture interest receivable from a subsidiary of CanWest and any amounts arising in the normal course of business. In addition, International may be contingently liable as a result of the sale of the interest in NP Holdings (see note 10 - Related Party Transactions) for an additional $22.5 million owing to CanWest plus interest and certain disputed closing adjustments arising on the sale in 2001 by International's subsidiary, NP Holdings, of its remaining interest in the National Post. If additional amounts are determined to be owing by International, amounts due to a related party by International may be reduced by up to $22.5 million. Certain amounts are currently in dispute and are to be resolved with CanWest. Inability to resolve disagreements of amounts owing may result in matters being referred to arbitration or formal court adjudication. In aggregate, known disputes with CanWest which would reduce amounts otherwise receivable if resolved in CanWest's favour, amount to $97.0 million (US$71.8 million). Adjustments to amounts due from, or to, CanWest as a consequence of negotiation or otherwise, may be material and will, for the most part, be recorded as a component of net gains (losses) on sales of publishing interests included in unusual items. Pending agreement on amounts due by or to CanWest, International has discontinued the recognition of related interest income. On September 5, 2003, CanWest formally demanded repayment of the $22.5 million plus accrued interest in connection with the sale of the remaining interest in the National Post. To date, no amounts have been repaid pending settlement of other closing adjustments.

13. SHARE PURCHASE LOANS

In response to the 1998 issuer bid, all options held by executives were exercised. As at September 30, 2003, included in accounts receivable is $5.9 million (December 31, 2002 - $5.8 million) due from Lord Black and F. David Radler, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the shares held by Lord Black and F. David Radler which have a fair market value of $7.2 million as at September 30, 2003.

In 1999, companies controlled by Lord Black and F. David Radler received loans from the Company and invested in units of Hollinger L.P. As at September 30, 2003, included in accounts receivable is $0.4 million (December 31, 2002 - $0.4 million) due from these companies, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the units held in Hollinger L.P. which have a fair market value of $45,000 as at September 30, 2003.

The Company has demanded repayment of the above loans.

14. SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF HOLLINGER INTERNATIONAL INC.

On June 17, 2003, the Board of Directors of International established a special committee of independent directors to investigate certain allegations regarding related party transactions, including those transactions described in the
Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by Tweedy, Browne Company LLC on May 19, 2003, as amended on June 11, 2003.

In the course of its work, the special committee has recently been reviewing certain payments to Lord Black, David Radler, J.A. Boultbee, Peter Atkinson and to Hollinger Inc. in 1999, 2000 and 2001. These payments were characterized as "non-competition" payments in connection with sales of U.S. community newspaper properties. The audit committee of International joined the special committee in this phase of the investigation, and the two committees worked jointly to determine the facts and to make recommendations to the full board of directors of International.

As International disclosed on November 17, 2003, the International committees determined that a total of US$32.15 million in payments styled as "non-competition payments" were made to Lord Black, Messrs. Radler, Boultbee and Atkinson, and the Company that were not authorized or approved by either the audit committee or the full board of directors of International. Of the total of those payments, US$16.55 million was paid to the Company in 1999 and 2000, approximately US$7.2 million each was paid to Lord Black and Mr. Radler in 2000 and 2001, and US$602,500 was paid to each of Mr. Boultbee and Mr. Atkinson in 2000 and 2001.

Prior to November 17, 2003, the Company's and International's public disclosure relating to these matters had been incomplete or inaccurate in some respects. Before November 17, 2003, the US$16.55 million in payments to the Company had not been publicly disclosed in the notes to International's financial statements or in filings with the SEC. The US$15.6 million in payments to the four individuals were disclosed in International's Form 10-K filed in March, 2002 and in the Company's Annual Consolidated Financial Statements. International disclosed on November 17, 2003, however, that it had determined this disclosure was inaccurate because it stated that the payments in question had been authorized by the independent directors of the board of International, which did not occur, and that the payments were made "to satisfy a closing condition," which was not accurate. In addition, as disclosed on November 17, 2003, International determined US$5.5 million of such payments, that had been reported to have occurred in 2000, were made in 2001.

Each of Lord Black, Mr. Radler and Mr. Atkinson has agreed to repay International the full amount of the unauthorized payments received by them, together with interest dating from the date of the receipt of these funds, not later than June 1, 2004. On November 18, 2003, International demanded payment from Mr. Boultbee of US$602,500 plus interest from the dates of his receipt of the payments described above. There can be no assurance that International will succeed in collecting these amounts. In addition, Lord Black has agreed to seek repayment in full from the Company of amounts received by it, with interest, by no later than June 1, 2004. However, the Company may not be willing or able to repay these amounts to International.

As International also disclosed on November 17, 2003, representatives of the International special committee have informed the SEC of the special committee's findings. On November 18, 2003, International received subpoenas from the SEC requesting certain documents and was informed that KPMG, the Company's and International's independent public accountant, has also received a subpoena from the SEC. On November 26, 2003, the Company received similar subpoenas from the SEC. The Company and International intend to cooperate with the SEC's requests and those of all other governmental authorities.

International's special committee review and investigation are continuing and are expected to intensify as the special committee reviews additional areas of interest. The potential impact of the special committee process on the financial statements of International and the Company cannot now be precisely estimated. Direct costs of $4.7 million (US$3.4 million) incurred as a result of the investigation have been expensed through September 30, 2003. These direct costs are reflected as an unusual item in the Company's unaudited Interim Consolidated Statements of Operations. The costs expected to be incurred, both direct and indirect, as a result of the special committee's investigation and review primarily consist of legal fees and are expected to exceed US$8.0 million in the current year.

Based on the matters uncovered by the special committee to date, there are inaccuracies in International's and the Company's previously issued Annual Audited Consolidated Financial Statements and unaudited Interim Consolidated Financial Statements involving the amount, authorization and purpose of the $32.15 million of payments characterized as non-compete payments made by International to related parties including the Company as discussed above. Based on the recharacterization of such payments International currently estimates that its tax provision relating to such payments could be understated by approximately US$17.0 million. In addition, certain of these payments may not have been recognized in the proper periods. International has disclosed that it believes that the aggregate impact of these payments is an understatement of its income taxes payable and an overstatement of its retained earnings of approximately US$17.0 million, however this estimate is subject to change by International based on further analysis. The effect of this increase in International's tax provision, net of minority interest, would result in an increase in the Company's consolidated deficit of approximately $7.0 million (US$5.0 million).

The Company is still determining the impact that any liability with respect to those payments and the related tax adjustments, if any, would have on its Consolidated Financial Statements. Because of the status of the International special committee and the Company's investigation, additional matters may be raised and accordingly at this time, the Company's Interim Consolidated Financial Statements do not reflect any adjustments for the impact of these matters. At this time, Annual Consolidated Financial Statements of International previously filed on Form 10-K and the Annual Consolidated Financial Statements of the Company have not been restated to reflect any adjustments in respect of these matters and should not be relied upon.

15. INDEPENDENT AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a) Hollinger Inc.

KPMG has advised the Company that due to the status of the ongoing internal review and investigation by the Company and by the special committee of the Board of Directors of International, it is currently unable to complete its review of the Company's unaudited Interim Consolidated Financial Statements as required by the Company's audit committee charter. When the internal reviews and the Company's and International's special committee review and investigation is complete, the Company intends to amend the unaudited Interim Consolidated Financial Statements and to make such further amendments as may be necessary to reflect the findings of international's special committee. The Company and International cannot, however, predict the timing or the substance of the special committee's findings and their consequent impact on the unaudited Interim Consolidated Financial Statements. The interim findings of International's special committee review and investigation of specific payments discussed in note 14, which review and investigation was joined by the International audit committee, and the Company's audit committee, have not been reflected in these financial statements pending the completion of the investigation and the arrangements for the recovery of the payments made to the executives and in respect of the non-compete payments received by the Company.

(b) Hollinger International Inc.

KPMG has advised International that due to the status of the ongoing internal review and investigation by the special committee established by the Board of Directors of International, it is currently unable to complete its review under SAS 100 of International's Condensed Consolidated Financial Statements included in their Form 10-Q. The interim financial statements contained in a Form 10-Q are required to be reviewed under SAS 100 by an independent public accountant pursuant to Rule 10-01(d) of the SEC's Regulation S-X. When the special committee's review and investigation is complete, International intends to amend its Form 10-Q and to make such further amendments as may be necessary to reflect the findings of the special committee. International cannot, however, predict the timing or the substance of the special committee's findings and their consequent impact on International's Condensed Consolidated Financial Statements included in their Form 10-Q or when the SAS 100 review will be completed. The interim findings of the special committee's review and investigation of specific payments discussed in note 14 to these financial statements, which review and investigation was joined by the International audit committee, have not been reflected in these financial statements pending the completion of arrangements for the recovery of the payments made.

The staff of the SEC will take the position that International's Form 10-Q is deficient because the required review by the independent public accountants has not been completed and also because the required certificates of the Chief Executive Officer and the Chief Financial Officer are not included, and therefore International will not be current in its filings under the Securities Exchange Act of 1934. Filing of an amendment to International's report when the independent public accountants' review is complete and when such required certifications by the Chief Executive Officer and Chief Financial Officer are made, would eliminate certain consequences of the deficient filing, but International will remain ineligible to use Forms S-2 and S-3 to register securities until all required reports under the Securities Exchange Act of 1934 have been timely filed for the 12 months prior to the filing of the registration statement for those securities. In light of the absence of the required SAS 100 review, the Section 906 certification of the Vice-President and Chief Financial Officer required by 18 U.S.C. ss.1350 and included as Exhibit 32.1 to International's Form 10-Q has been qualified by reference to the absence of that review and such certifications.

16. GUARANTEES

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. AcG-14 provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

Senior Secured Notes

In connection with the issuance of Senior Secured Notes, the Company and certain of its subsidiaries have agreed to indemnify the initial purchaser of the notes against any losses or damages resulting from inaccuracy of financial statements, taxes and compliance with Securities Act. The Company and its subsidiaries also indemnified the Noteholders against any related tax liabilities arising from payments made with respect to the Notes, except taxes on Noteholder's income. These indemnifications generally extend for the term of the Senior Secured Notes and do not provide for any limit on the maximum potential liability.

The Company is unable to estimate the maximum potential liability for these types of indemnifications as the Senior Secured Notes indenture and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the unaudited Interim Consolidated Financial Statements with respect to these indemnifications and the Company is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

Property Leases

A subsidiary of the Company has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the unaudited Interim Consolidated Financial Statements with respect to these indemnifications.

Aircraft Lease

The Company has guaranteed the payments of amounts due under a lease in respect of International's corporate aircraft. International is currently reviewing alternatives for phasing out or eliminating the leased aircraft. The monthly lease payments approximate US$180,000 and the lease term expires August 2005.

Joint Ventures

Land leased by the Telegraph under a Head Lease under which the property is held until July 2183 has been sublet to West Ferry Printers, one of the Telegraph's printing joint ventures. The sublease is for a term of 34 years from 1987. Although the sublease has been consented to by the landlord, it has not released the Telegraph from its obligation under the lease and accordingly, the Telegraph is contingently liable for performance by West Ferry Printers. Annual rents under the lease are based on a percentage of immoveable assets, currently (pound)600,000 per year.

Pursuant to a joint venture agreement in the United Kingdom, the Telegraph has agreed to guarantee up to (pound)0.5 million, if required, in connection with borrowing by the joint venture. To date, the joint venture has made no request for the supporting guarantee.

Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years or in some cases extend indefinitely.

The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying unaudited Interim Consolidated Financial Statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Credit Facilities

Under Publishing's Senior Credit Facility, International has agreed to indemnify its lenders under that facility against certain costs or losses resulting from changes in laws and regulations which would increase the lenders' costs or reduce the rate of return otherwise available to them in respect of the loans to International. International has further agreed to indemnify certain lenders against existing loans to the extent that such loans impose an obligation for withholding tax or similar charge on interest, should such tax or charge not be recoverable by the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

International is unable to estimate the maximum potential liability for these types of indemnifications as the credit agreements do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

No amount has been accrued in the accompanying unaudited Interim Consolidated Financial Statements with respect to these indemnifications. International is unable to estimate amounts due for withholding taxes at this time. Any such amounts will increase the future effective cost of borrowing.

Publishing has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under its Senior Credit Facility.

Participation Trust

In connection with the participation agreement International and Hollinger L.P. have agreed to indemnify the Participation Trust and its trustee, in the event the participation agreement entitles the issuer to fail to make payments with respect to the debentures. Although the indemnity has not been capped, the Company estimates the liability is limited to the amount of participation interests sold, totalling US$490.5 million, plus accrued interest and any further debentures received as paid-in-kind interest less debentures redeemed by CanWest.

Other

The Company licenses some of the content it publishes for use by third parties. In doing so, the Company warrants that it is entitled to license that content and indemnifies the licensee against claims against improper use. The number or quantum of such claims cannot be reasonably estimated. Historically, claims of this nature have not been significant.

In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. The Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit, the uninsured exposure of which is no longer significant.

17. SUBSEQUENT EVENTS

a) Hollinger Inc.

The Company's audit committee, having been apprised of the non-compete payments received by the Company refered to in Note 14, and US$15.6 million paid to executives, with the assistance of management commenced investigation into these payments and assisted and cooperated with International's special committee and audit committee in investigating the circumstances surrounding these payments. The audit committee recently submitted its report to the Company's Board of Directors (the "Board"). While there was agreement by Board members on a number of recommendations made in the report, the Board was not prepared to accept the audit committee's recommendations to make certain management and Board changes. A resolution approving the recommendations of the audit committee was defeated by a vote of the Directors with the members of the audit committee voting in favour of all of the recommendations made in its report. Immediately following the defeat of the resolution, the members of the audit committee resigned.

Subsequently, the Board has adopted many of the recommendations of the former audit committee, as well as other initiatives, to address matters related to the non-compete payments. The Board has resolved to engage an independent accounting firm to complete an intensive review of the Company's accounts. In addition the Board has resolved to engage independent counsel to conduct a review of the circumstances related to the non-compete payments made to the Company and to assess the Company's liability to International in respect thereof.

As a result of the resignations, the Company at present does not have an audit committee composed of a majority of Directors who are not officers or employees of the Company or its affiliates, as required under corporate law. The Company will endeavour to bring itself into compliance with that requirement as quickly as possible.

b) Hollinger International Inc.

International has retained Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of International, a sale of one or more of its major properties or other possible transactions (the "Strategic Process").

In addition to commencing the Strategic Process, International also announced a series of management changes. Lord Black resigned on November 19, 2003 as Chief Executive Officer and will devote his time and attention primarily to pursuing the Strategic Process. Lord Black will remain as non-executive Chairman of the Company, and he will continue unchanged in his role as Chairman of The Telegraph Group, Ltd. (the "Telegraph"), a wholly-owned subsidiary of International.

International has also accepted the resignations with effect as of November 17, 2003of Mr. Radler as President and Chief Operating Officer, and also as Publisher of the Chicago Sun-Times, and Mr. Mark Kipnis, as Vice President and Corporate Counsel. Mr. Radler and Mr. Atkinson resigned as members of the board of directors of International, although Mr. Atkinson remains an Executive Vice President of International and will continue in that capacity as well as assisting in the conduct of the Strategic Process. The executive committee of International terminated the employment of Mr. Boultbee, an Executive Vice President of International.

In recognition of the resignations of Lord Black and Mr. Radler, the board of International approved a series of management changes. These include:

o Gordon A. Paris has been elected Interim President and Chief Executive Officer of International. Mr. Paris is currently a director of International, and serves as Chairman of the special committee of the International board that was formed in June, 2003, to investigate certain allegations regarding related party transactions. Mr. Paris is a Managing Director of the New York-based investment banking firm of Berenson & Company, where he heads its media, telecommunications and restructuring practices. Mr. Paris will serve as International's CEO concurrently with remaining active in his current position with Berenson.

o Daniel W. Colson, currently Vice Chairman and a director of International and Deputy Chairman and CEO of the Telegraph Group, has been elected to the additional position of Chief Operating Officer of International. Mr. Colson will continue in his current responsibilities with the Telegraph Group along with assuming his new wider responsibilities for overall operations. Mr. Colson has been an officer of International for many years, and has managed International's activities in various parts of the world.

o The Hon. Raymond G. H. Seitz has been elected chairman of the executive committee of the board of directors of International. Ambassador Seitz was elected to the board of International in July, 2003, where he also serves on the special committee. He is the former U.S. Ambassador to the Court of St. James, and also is a former Chairman of Lehman Brothers (Europe). Mr. Seitz is a current or former director of numerous major corporations in the U.S., Europe and Asia.

o The Hon. James R. Thompson, The Hon. Richard Burt, and Mr. Graham W. Savage have been elected members of the executive committee of International. Governor Thompson and Ambassador Burt currently serve as Chairman and a member, respectively, of the audit committee of International. Mr. Savage was elected to the board of International in July, 2003, and also serves as a member of the special committee. Mr. Savage has also been elected to the audit committee. Lord Black will continue as a member of the executive committee along with Messrs. Seitz, Thompson, Burt and Savage.

In addition to the management changes described above, the Board of Directors of International and Lord Black have agreed on additional changes to the current structure of International in light of the Strategic Process and other developments. International has notified RMI, a subsidiary of RCL(collectively, "Ravelston"), both of which are controlled by Lord Black, that the management agreement pursuant to which RMI has historically provided management services to International will be terminated in accordance with its terms effective June 1, 2004.

In addition, under the terms of the management agreement with RMI, the management fee is to be renegotiated during each successive calendar year period. International has notified Ravelston that beginning January 1, 2004 the management fee for the remaining term of the agreement will be reduced to reflect the personnel changes described above and other factors. Ravelston currently provides International with certain financial, accounting and operational services through a staff of approximately 30 individuals. International expects to bring these services in-house or otherwise obtain them during the transition period prior to conclusion of the management agreement.

Lord Black has also agreed that during the pendency of the Strategic Process, in his capacity as the major stockholder of the Company, he will not support a transaction involving ownership interests in the Company if such a transaction would negatively affect International's ability to consummate a transaction resulting from the Strategic Process unless any such transaction involving the Company meets certain limited conditions, and after reasonable prior notice to International.

Under the restructuring approved by the Board of International, International expects to review the possible sale of the corporate aircraft owned by International. International expects to review alternatives for phasing out or eliminating a second aircraft currently leased by it. On November 19, 2003, the corporate aircraft were grounded pending the completion of this review.

TRANSFER AGENTS AND REGISTRARS

Retractable Common Shares and Series II and III Preference Shares:

Computershare Trust Company of Canada, Toronto

TRUSTEE

11 7/8% Senior Secured Notes due 2011
Wachovia Trust Company, National Association
Wilmington, Delaware, U.S.A.

STOCK EXCHANGE LISTINGS

The Retractable Common Shares are listed on The Toronto Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on The Toronto Stock Exchange (stock symbols HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel
(416) 363-8721, Fax (416) 364-0832.

INFORMATION RELATING TO THE COMPANY'S SECURITIES

For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with: Computershare Trust Company of Canada Tel: (514) 982-7270 or 1-800-564-6253 (toll free in Canada and U.S.) Fax: (416) 263-9394 or
1-888-453-0330 e-mail: caregistryinfo@computershare.com


For information relating to 11 7/8% Senior Secured Notes due 2011, please communicate with:

Wachovia Trust Company, National Association
Tel: (302) 888-1137 or 1-800-275-3862
(toll free in Canada and U.S.)
Fax: (302) 888-7544
E-mail: steve.finklea@wachovia.com

MAJOR ELECTRONIC WEB SITES
Hollinger International      http://www.hollinger.com

Telegraph                    http://www.telegraph.co.uk

                             http://www.dailytelegraph.com

                             http://www.sundaytelegraph.com

                             http://www.spectator.com

                             http://www.handbag.com

Chicago Sun-Times            http://www.suntimes.com

Chicago Network              http://www.chicago-news.com

Jerusalem Post               http://jpost.co.il




                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                   General Enquiries: Telephone (416) 363-8721
                              Fax: (416) 364-2088